# HellerEhrman

August 17, 2004

04036668

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct 2292 2222
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED AUG 24 2004 WASH. D.C. 179

Ladies and Gentlemen:

**SEC FILE NO. 82-3869**

Re: Yeebo (International Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Yeebo (International Holdings) Limited (the "Company"), S.E.C. File No. 82-3869, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the notice of 2004 annual general meeting, dated July 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on July 30, 2004;

(2) The Company's form of proxy for annual general meeting which will be held on August 27, 2004;

(3) The Company's circular regarding the proposals for general mandates to repurchase shares and issue new shares, amendments to bye-laws, re-

election of retiring directors and notice of annual general meeting, dated July 30, 2004;

(4) The Company's announcement regarding results for the year ended March 31, 2004, dated July 15, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on July 16, 2004;

(5) The Company's annual report 2004; and

(6) The Company's announcement regarding the resignation of executive director and company secretary and appointment of independent non-executive director and company secretary, dated May 13, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on May 14, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Yeebo (International Holdings) Limited

<Standard> 30/7/04

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 259)**

## NOTICE OF 2004 ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the 2004 Annual General Meeting (the "Meeting") of Yeebo (International Holdings) Limited (the "Company") will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on Friday, 27th August, 2004 at 10:00 a.m. for the following purposes:-

1. To consider and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2004.
2. To declare a final dividend.
3. To re-elect the retiring Directors and to authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint auditors and to authorise the Board of Directors to fix their remuneration.

**As special business**, to consider and if thought fit, pass, with or without amendments, the following resolutions as Ordinary Resolutions:-

5. **"THAT**

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal share capital of the Company in issue as at the date of passing of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution."

6. **"THAT**

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:-

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any scrip dividend scheme or similar arrangement implemented in accordance with the bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution;

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(g) By deleting the words "and these Bye-laws" in Bye-law 12.(1) and substituting therefor the following:-

", these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange";

(h) By deleting the existing Bye-law 19 in its entirety and substituting therefor the following new Bye-law 19:-

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.";

(i) By deleting the words "$2 or such other" in Bye-law 20.(2) and substituting therefor the words "the relevant";

(j) By inserting the following after the words "Designated Stock Exchange" in Bye-law 44:-

"or by any means in such manner as may be accepted by the Designated Stock Exchange";

(k) By deleting the existing Bye-law 46 in its entirety and substituting therefor the following new Bye-law 46:-

"46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in any other form approved by the Board or in a form prescribed by the Designated Stock Exchange and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(l) By inserting the following after the words "Designated Stock Exchange" in Bye-law 51:-

"or by any means in such manner as may be accepted by the Designated Stock Exchange";

(m) By deleting the words "Unless a poll is duly demanded and the demand is" in Bye-law 67 and substituting therefor the following:-

"Unless a poll is so required or duly demanded and, in the later case";

(n) By inserting the words "required or" before the words "duly demanded" in Bye-law 68;

(o) By deleting the word "The" at the beginning of Bye-law 70 and substituting therefor the words "The requirement or";

(p) By deleting the full stop and substituting therefor a colon at the end of Bye-law 77 and adding the following new paragraph after the colon:-

"Provided that, where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(q) By deleting the last sentence in Bye-law 84.(1);

(r) By deleting the last sentence in Bye-law 84.(2) and substituting therefor the following:-

"Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(s) By inserting the following after Bye-law 84.(2) as new Bye-law 84.(3):-

"84.(3) Any reference in these Bye-laws to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Bye-law.";

(t) By inserting the words "or at any special general meeting" after the words "Bye-law 87" in Bye-law 86.(1);

(u) By deleting the sentence "There shall be no maximum number of Directors." in Bye-law 86.(1) and substituting therefor the sentence "There shall be not more than twenty Directors unless otherwise determined by the Members in general meeting.";

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution;

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution."

7. "**THAT** conditional upon Resolutions Numbers 5 and 6 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 6 be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 5 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

**As special business**, to consider and if thought fit, pass, with or without amendments, the following resolution as a Special Resolution:–

8. "**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:–

(a) By adding the following new definitions, in appropriate alphabetical order, in Bye-law 1:–

""associate" the meaning ascribed to it in the rules of the Designated Stock Exchange.

"electronic" relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time.

"full financial statements" the financial statements that are required under section 87(1) of the Act.

"summarized financial statements" the meaning ascribed to them in Section 87A(3) of the Act.";

(b) By deleting the existing definition of "clearing house" in Bye-law 1 in its entirety and substituting therefor the following new definition of "clearing house":–

""clearing house" the meaning ascribed to it in Section 37 of the Securities and Futures Ordinance of Hong Kong or a clearing house or authorised shares depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.";

(c) By deleting the existing definition of "Statutes" in Bye-law 1 in its entirely and substituting therefor the following new definition of "Statutes":–

""Statutes" The Companies Act, the Electronic Transactions Act 1999 of Bermuda, and every other act, as may be amended from time to time, for the time being in force of the Legislature of Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents.";

(d) By adding the following after the words "in a visible form" in Bye-law 2.(e):–

", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations";

(e) By replacing the full stop appearing at the end of Bye-law 2.(j) with a semi-colon, inserting the word "and" immediately after the semi-colon and adding the following new Bye-law 2.(k):–

"2.(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(f) By adding the following at the end of Bye-law 9:–

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike.";

(t) By inserting the words "or at any special general meeting ...

(u) By deleting the sentence "There shall be no maximum number of Directors." in Bye-law 86.(1) and substituting therefor the sentence "There shall be not more than twenty Directors unless otherwise determined by the Members in general meeting.";

(v) By deleting the first sentence in Bye-law 86.(2) and substituting therefor the following:–

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, subject to authorisation by the Members in general meeting, as an addition to the existing Board but so that the total number of Directors shall not exceed the number fixed in accordance with these Bye-laws.";

(w) By deleting the existing Bye-law 88 in its entirety and substituting therefor the following new Bye-law 88:–

"88. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless Notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such Notice is given of his intention to propose such person for election, and also Notice in writing signed by the person to be proposed of his willingness to be elected shall have been given to the Secretary during a period commencing no earlier than the day after the despatch of the Notice of the general meeting appointed for such election and ending no later than seven (7) days prior to the date of such meeting, provided that the minimum length of such period shall be at least seven (7) days.";

(x) By deleting the words "whereupon the Board resolves to accept such resignation" in Bye-law 89.(1);

(y) By deleting the existing Bye-law 103 in its entirety and substituting therefor the following new Bye-law 103:–

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates has a material interest and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:–

(a) the giving of any security or indemnity either:–

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:–

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

Standard 30/7/04

(2) A company shall be deemed to be a company in which a Director and his associate(s) in aggregate own five (5) per cent. or more of its issued share capital if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or his associate(s) has/have no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is /are interested only as a unit holder.

(3) Where a company in which a Director and his associate(s) hold in aggregate five (5) per cent. or more of its issued share capital is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board."

(z) By deleting the existing Bye-law 143 in its entirety and substituting therefor the following new Bye-law 143:–

"143. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by direct debit, bank transfer or other automated system of bank transfer or by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such payment shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and such payment shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders."

(aa) By re-numbering the existing Bye-law 153 as Bye-law 153.(1) and inserting the following new Bye-laws 153.(2), 153.(3) and 153.(4):–

"153. (2) The Company may send summarized financial statements to members of the Company who have, in accordance with the Statutes and any applicable rules prescribed by the Designated Stock Exchange, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by an auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and auditor's report must be sent not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

(3) Subject to Section 88 of the Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements.

(4) The requirement to send to a person referred to in Bye-law 153.(1) the documents referred to in that Bye-law or a summarized financial statements in accordance with Bye-law 153.(2) shall be deemed satisfied where, in accordance with these Bye-laws, all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153.(1) and, if applicable, a summarized financial statements complying with Bye-law 153.(2), on the Company's computer network or website or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(bb) By deleting the existing Bye-law 154.(2) in its entirety and substituting therefor the following new Bye-law 154.(2):–

"154. (2) Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor."

(cc) By deleting the words "shall as soon as practicable convene a special general meeting to fill the vacancy ..."

twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor."

(cc) By deleting the words "shall as soon as practicable convene a special general meeting to fill the vacancy" in Bye-law 157 and substituting therefor the words "may fill the vacancy in the office of Auditor".

(dd) By deleting the existing Bye-laws 160 and 161 in their entirety and substituting therefor the following new Bye-laws 160 and 161:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share, all Notices shall be given to that one of the joint holders whose name stands first in the Register and Notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be served or given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company's website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member; and

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof."

(ee) By inserting the words "or electronic" after the word "facsimile" in Bye-law 163.

By order of the Board
**Lau Siu Ki, Kevin**
*Company Secretary*

Hong Kong
30th July, 2004

*Notes:*

(1) A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a Member of the Company. In order to be valid, the form of proxy must be deposited with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong together with any power of attorney or other authority, if any, under which it is signed, or a certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjournment thereof.

(2) The register of Members of the Company will be closed from Monday, 23rd August, 2004 to Friday, 27th August, 2004, both days inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration no later than 4:00 p.m. on Friday, 20th August, 2004.

(3) The Directors of the Company as at the date of this notice are Mr. Fang Hung, Kenneth, JP and Mr. Li Kwok Wai, Frankie being the Executive Directors and Mr. Tien Pei Chun, James, GBS, JP, Mr. Chu Chi Wai, Allan and Mr. Lau Yuen Sun, Adrian being the Independent Non-Executive Directors.

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED
# 億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)
(股份代號：259)

## 二零零四年股東週年大會通告

茲通告億都(國際控股)有限公司(「本公司」)謹訂於二零零四年八月二十七日星期五上午十時正假座香港九龍彌敦道67號香港凱悅酒店3樓凱悅廳5及6舉行二零零四年股東週年大會，議程如下：

1. 省覽截至二零零四年三月三十一日止年度之經審核財務報表、董事會與核數師報告。
2. 宣派年終股息。
3. 重選董事及授權董事會釐定其酬金。
4. 委聘核數師及授權董事會釐定其酬金。

作為特別事項，考慮及酌情通過下列決議案為普通決議案(不論有否修訂)：

5. 「動議

(a) 全面及無條件批准及授權本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力及授權，在香港聯合交易所有限公司(「聯交所」)或任何本公司證券可能上市並就此獲證券及期貨事務監察委員會及聯交所認可之其他證券交易所購回本身之股份，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則(經不時修訂)或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司股份之總面值不得超過本決議案通過當日本公司已發行股本總面值之10%，而(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂本決議案授予董事之批准及授權之日。」

6. 「動議

(a) 無條件授予本公司董事一般授權，於有關期間(定義見下文)行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份。惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任(如適用)後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%；

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂本決議案授予董事之批准及授權之日。」

7. 「動議待第5及第6項決議案通過後，擴大根據第6項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第5項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

作為特別事項，考慮及酌情通過下列決議案為特別決議案(不論有否修訂)：

8. 「動議根據以下方式修訂本公司細則：

(a) 對應英文版編排在細則第1條適當位置加插以下新釋義：

「「聯繫人士」 指 指定交易所之規則所定義者。

「電子」 指 具有電力、數碼、磁力、無線、光學電磁或其他同類技術，以及百慕達一九九九年電子交易法(經不時修訂)所賦予之其他定義。

「詳盡財務報表」 指 公司法第87(1)條所規定之財務報表。

「財務簡表」 指 公司法第87A(3)條所定義者。」；

(b) 將細則第1條現有之「結算所」釋義整項刪除，以下列「結算所」新釋義取代：

「「結算所」 指 香港證券及期貨條例第37條所定義者，或本公司股份上市或買賣之交易所所在司法權區之法例承認之結算所或認可股份託管處。」；

(y) 將現有細則第103條整項刪除，以新細則第103條取代：

「103. (1) 董事不得就本身或其聯繫人士有重大利益關係之任何合約或安排或任何其他建議投票，亦不得計入法定人數。倘董事就此投票，則不會計入該決議案之法定人數，其票數亦不會獲點算。然而，此項限制並不適用於以下各項事宜：

(a) 提供下列任何抵押或賠償保證：

(i) 就董事或其聯繫人士應本公司或其附屬公司之要求或為本公司或其附屬公司之利益而借出之款項或負擔或承擔之債務而向有關董事或其聯繫人士所作出者；或

(ii) 就董事或其聯繫人士已透過擔保或賠償保證或提供抵押品單獨或聯同他人全數或部份負責之債項或債務而向第三者所作出者；

(b) 任何有關發售本公司或任何本公司發起或擁有權益之其他公司之股份、債券或其他證券以供認購或購買之建議，或由本公司或任何本公司發起或擁有權益之其他公司提出有關發售股份或債券或其他證之建議，而董事或其聯繫人士由於參與有關發售之包銷或分包銷而具有或將具有利益關係；

(c) 任何關於董事或其聯繫人士僅由於身為高級職員或行政人員或股東而直接或間接擁有權益或實益持股之任何其他公司之建議，惟董事及其聯繫人士於有關公司(或取得有關權益之第三方公司)之合計實益不得超過其任何類別已發行股份或其投票權百分之五(5%)以上；

(d) 任何有關本公司或其附屬公司僱員福利之建議，包括：

(i) 採納、修訂或執行任何僱員股份計劃或任何股份獎勵或購股權計劃，而董事或其聯繫人士可從中受惠；或

(ii) 採納、修訂或執行任何與董事、其聯繫人士及本公司或其任何附屬公司之僱員有關之退休金或退休、身故或殘疾福利計劃，而其中並無向任何董事或其聯繫人士提供任何該等計劃或福利金涉及類別人士一律可享者以外之特權或優待；及

(e) 任何董事或其聯繫人士僅由於擁有本公司股份、債券或其他證券權益而與本公司股份、債券或其他證券持有人享有同等權益之合約或安排。

(2) 當董事或其聯繫人士實益擁有一間公司之任何類別股本或其股東可享投票權百分之五(5%)或以上，則會視為合共擁有該公司已發行股本百分之五(5%)或以上。就本段而言，董事或其聯繫人士以被動信託人或託管信託人身份持有而並無擁有實益之任何股份，由董事或其聯繫人士擁有未來所有權或剩餘所有權但他人有權收取當中收入之信託所擁有之股份，以及由董事或其聯繫人士以單位持有人身份擁有權益之認可單位信託計劃所擁有之股份，一律不計算在內。

(3) 如董事或其聯繫人士合共擁百分之五(5%)或以上已發行股本之公司在當中擁有重大權益，則董事或其聯繫人士會視為於有關交易擁有重大權益。

(4) 如任何董事會議質疑任何董事(會議主席除外)或其聯繫人士在有關項目擁有重大權益，或質疑任何董事(會議主席除外)或其聯繫人士應否有權投票或計入法定人數，而該等問題在有關董事同意放棄就此投票及計入法定人數下仍未獲解決，則應由會議主席裁決，而該項有關該董事之決定將為最終定案，除非該董事並無如實向董事會披露其所知之相關權益之性質或數額。如上述問題涉及會議主席，則應由董事會通過決議案(主席不得計入法定人數及投票)裁決，而有關決議案將為最終定案，除非主席並無如實向董事會披露其所知之相關權益之性質或數額。」

(z) 將現有細則第143條整項刪除，以新細則第143條取代：

「143. 以現金向股份持有人支付之任何股息、利息或其他款項，可以直接轉賬、銀行轉賬或其他銀行自動轉賬系統或支票支付，又或郵寄收款單至持有人之登記地址或(如屬聯名持有人)在股東名冊名列首位之持有人在股東名冊所示地址或發信另行指示之其他地址。除非持有人或聯名持有人另有指示，所有有關付款一律以持有人或(如屬聯名持有人)在股東名冊名冊首位之持有人為抬頭人，且郵寄風險概由持有人或(如屬聯名持有人)在股東名冊名冊首位之持有人承擔。該等款項一經支付，則即使其後失竊，或偽冒加簽，本公司責任亦會視作妥為履行。如有兩名或以上聯名持有人，則任何一名持有人均可就彼等所持股份所獲派任何股息或其他款項或財物發

處。」；

(c) 將細則第1條「法律條文」之現有釋義整項刪除，以下列「法律條文」之新釋義取代：

「「法律條文」　指　公司法、百慕達一九九九年電子交易法及百慕達立法機關所通過而當時有效及適用於或影響到本公司之任何其他法案（經不時修訂）、組織章程大綱及／或細則。」；

(d) 在細則第2.(e)條「可視格式」字眼後加插以下字句：

「，及倘有關文件或通知之發出形式及股東之選擇均符合一切相關法律條文、規則及規例，則包括如以電子顯示格式展示」；

(e) 以分號取代細則第2.(j)條最後出現之句號，在分號後加入「及」字，並加插新細則第2.(k)條：

「2.(k)「簽署文件」一詞指親筆或蓋章或以電子簽署或任何其他方式簽署之文件，而「通知」或「文件」則包括以任何數碼、電子、電力、磁力或其他可讀取方式或媒介記錄或儲存之通知或文件，以及以可視格式展示之資料（不論是否實物）」；

(f) 在細則第9條末端加插下文：

「當本公司購回可贖回股份進行贖回時，如並非在市場或經競投購回，在一般及個別情況下購回之價格均不得超出本公司在股東大會不時訂定之上限。倘購回經競投進行，則須向全體股東提出邀請。」；

(g) 刪除細則第12.(1)條中「及該等細則」等字眼，以下文取代：

「、該等細則、本公司在股東大會發出之指示，以及（如適用）任何指定交易所之規則」；

(h) 將細則第19條整項刪除，以下文新細則第19條取代：

「19. 股票須於配發後或（除本公司在可拒絕登記之情況下拒絕登記之轉讓個案）過戶文件送交本公司後在公司法或指定交易所不時訂定之有關限期內發出（以較短者為準）。」；

(i) 刪除細則第20.(2)條中「2元或其他」等字眼，以「有關」二字取代；

(j) 在細則第44條中「指定交易所」等字眼後加插以下字眼：

「或按指定交易所接納之其他形式及方法」；

(k) 將細則第46條整項刪除，以下文新細則第46條取代：

「46. 除此等細則另有規定，股東可按一般或通用格式、或董事會批准之任何其他格式或指定交易所規定格式之過戶文件轉讓全部或任何股份。過戶文件可以親筆簽署，如轉讓人或承讓人為結算所或代理人，則可選擇親筆或機印簽署或按董事會不時批准之方式簽署。」；

(l) 在細則第51條「指定交易所」等字眼後加插以下字眼：

「或按指定交易所接納之其他形式及方法」；

(m) 刪除細則第67條中「除非正式要求舉行投票，而有關要求」等字眼，以下列字眼取代：

「除非有需要或經正式要求舉行投票。如屬後者，則」；

(n) 在細則第68條中「正式要求」等字眼前加插「有需要」等字眼；

(o) 刪除細則第70條開首之「該」字，以「該規定或」等字眼取代；

(p) 刪除細則第77條末端之句號，以冒號取代，並於冒號後加上以下新一段：

「惟倘本公司知悉任何股東在指定交易所之規則要求下須放棄就個別決議案投票，或僅可投票贊成或反對任何決議案，則有關股東違反有關規定或限制所投票數將不獲點算」；

(q) 刪除細則第84.(1)條最後一句；

(r) 刪除細則第84.(2)條最後一句，以下文取代：

「根據本細則規定獲授權人士一律視為已獲正式授權，而毋須提供進一步佐證，即可代表有關結算所（或其代理人）行使權利及權力（包括在舉手投票時之個人投票權），猶如本身為有關結算所（或其代理人）所持有關授權書指定數目及類別之本公司股份之登記持有人」；

(s) 在細則第84.(2)條後加插新細則第84.(3)條：

「84.(3) 此等細則所指「公司股東之正式授權代表」即根據本細則規定所授權之代表。」；

(t) 在細則第86.(1)條中「細則第87條」字眼後加插「或在任何股東特別大會」等字眼；

(u) 刪除細則第86.(1)條中「董事人數並無上限。」一句，以「除非股東在股東大會另有決定，董事人數不得超過20位。」一句取代；

(v) 刪除細則第86.(2)條第一句，以下文取代：

「董事有權不時或隨時委任任何人士為董事，以填補董事會空缺或在獲得股東在股東大會授權之情況下增加董事會席位，惟董事總人數不超過細則所定上限。」；

(w) 將現有細則第88條整項刪除，以下列新細則第88條取代：

「88. 除退任董事或獲董事會推薦，任何人士必須於為進行有關選舉而舉行之股東大會之通告發出日期起至有關大會日期最少七(7)日前止最少七(7)日期間，獲得一名有權出席大會及在會上投票之本公司股東（並非被提名人士）發出提名通知，而該被提名人士亦須向秘書處發出署名參選意願通知，方可在股東大會上參選董事職位。」；

(x) 刪除細則第89.(1)條中「據此董事會議決接納請辭」等字眼；

兩名或以上聯名持有人，則任何一名持有人均可就彼等所持股份所獲派任何股息或其他款項或財物發出有效收據。」；

(aa) 將現有細則第153條重編為細則第153.(1)條，並加插下列新細則第153.(2)、153.(3)及153.(4)條：

「153. (2) 本公司可根據法律條文及指定交易所指定之任何適用規則向同意及選擇收取財務簡表之本公司股東寄發財務簡表，以代替詳盡財務報表。財務簡表須隨附核數師報告，以及知會股東如何通知本公司選擇收取詳盡財務報表之通知。本公司須於舉行股東大會前最少二十一日向同意及選擇收取財務簡表之股東寄發財務簡表、通知及核數師報告。

(3) 在公司法第88條之規限下，本公司須於接獲股東選擇收取詳盡財務報表之通知後七日內向股東寄發詳盡財務報表。

(4) 倘本公司根據細則、一切有關法律條文、規則及規例（包括但不限於指定交易所之規則）在本公司之電腦網絡或網站或以任何其他認可方式（包括以任何電子通訊方式）刊登細則第153.(1)條所指之文件及（如適用）細則第153.(2)條所述之財務簡表，而該人士同意或視為同意將以上述方式刊發或接獲文件當作本公司履行向其寄發相關文件之責任，則視為符合有關向細則第153.(1)條所述人士寄發該細則所述文件或細則第153.(2)條所述財務簡表之規定。」；

(bb) 將現有細則第154.(2)條整項刪除，以下文新細則第154.(2)條取代：

「154. (2) 除公司法第89條另有規定外，股東週年大會上不得委任現任核數師以外之人士為核數師，除非有意委任該人士擔任核數師之書面通知已於股東週年大會二十一(21)日前發出，而本公司將任何上述通知送交現任核數師。」；

(cc) 將細則第157條「盡快召開股東特別大會以填補有關空缺」等字眼刪除，以「可填補核數師一職之空缺」等字眼取代；

(dd) 將現有細則第160及161條整項刪除，以下文新細則第160及161條取代：

「160. 本公司向股東發出或刊發之任何通知或文件（包括指定交易所規則所界定之「公司通訊」）（不論是否根據細則而發出或刊發），必須以書面、電傳、電報、或傳真或其他電子傳送或通訊方式發出或刊發，而任何上述通知及文件可由本公司委派專人送達或送交任何股東，或以預付郵資信封寄予股東名冊所列該股東之登記地址或該股東就此向本公司提供之任何其他地址，或（視乎情況而定）傳送至任何上述地址或該股東就接收通知而向本公司提供或發出通知之人士當時合理而真誠地認為該股東可正式接獲通知之任何電傳或傳真號碼或電子編號或地址或網址，或在指定報章（定義見公司法）或根據指定交易所之規定在當地每日刊發及廣泛流通之報章刊登廣告而發出或刊發，或於有關法例容許下在本公司之網站刊登，並向股東發出通知（「可供查閱通知」），表示可在本公司網站查閱該通知或其他文件。可供查閱通知可以任何上述方式向股東發出。如屬聯名股份持有人，則所有通知將向股東名冊名列首位之一位聯名持有人發出，而以此方式發出之通知將視為已妥為向所有聯名持有人送達或送交。

161. 任何通知或其他文件：

(a) 如以郵遞方式送達或送交，則視乎情況而以空郵方式寄發，並視為已於投寄載有上述通知或文件並妥為預付郵資及填寫地址之信封翌日送達或送交。為證明送達或送交，載有相關通知或文件之信封或包裝物料必須妥善填寫地址及投寄，並由本公司秘書或其他高級職員或董事會委任之其他人士以書面方式簽署證明載有該通知或其他文件之信封或包裝物料已填寫地址及投寄，而該證明將為最終憑證；

(b) 如以電子通訊方式發出，則視為於電子通訊由本公司或其代理之伺服器輸出當日送達或發出。在本公司網站刊登之通知將視為於可供查閱通知視為送達股東翌日由本公司向股東發出；及

(c) 如以細則所列任何其他方式送達或送交，則視為已於由專人送達或送交當時，或（視乎情況而定）於寄發、傳送或刊登當時送達或送交。為證明送達或送交，本公司秘書或其他高級職員或董事會委任之其他人士以書面方式簽署證明送達、送交、寄發、傳送或刊登之事實及時間，而該證明將為最終憑證。」；

(ee) 在細則第163條「傳真」等字眼後加入「或電子」等字眼。」

承董事會命
公司秘書
劉紹基

香港
二零零四年七月三十日

附註：

(1) 凡有權出席大會並於會上投票之股東，均可委任受委代表代其出席及投票。受委代表毋須為本公司股東。代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之該等授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

(2) 本公司將於二零零四年八月二十三日星期一至二零零四年八月二十七日星期五（包括首尾兩日）暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。所有過戶文件連同有關股票最遲須於二零零四年八月二十日星期五下午四時正送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以辦理登記手續。

(3) 於本通告日期，本公司之董事包括執行董事方鏗太平紳士與李國偉先生及獨立非執行董事田北俊太平紳士，GBS、朱知偉先生與劉源新先生。

**YEEBO (INTERNATIONAL HOLDINGS) LIMITED**

**億都（國際控股）有限公司**

（於百慕達註冊成立之有限公司）

（股份代號：259）

## 股東週年大會代表委任表格

本人／吾等（註1）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為億都（國際控股）有限公司（「本公司」）股本中每股面值0.20港元之普通股股份＿＿＿＿＿＿＿股（註2）

之登記持有人，茲委任（註3）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

或其未克出席，則大會主席為本人／吾等之受委代表，代表本人／吾等出席本公司於二零零四年八月二十七日星期五上午十時正假座香港九龍彌敦道67號凱悅酒店3樓凱悅廳5及6舉行之股東週年大會（及其任何續會），並代表本人／吾等以本人／吾等名義依照下列指示就大會通告所列決議案投票，如無指示，則由本人／吾等之委任代表酌情投票：

| | 決議案 | 贊成（註4） | 反對（註4） |
|---|---|---|---|
| 1. | 省覽及接納截至二零零四年三月三十一日止年度之經審核財務報表及董事會與核數師報告。 | | |
| 2. | 宣佈派發末期股息。 | | |
| 3. | (i) 重選李國偉先生連任董事。 | | |
| | (ii) 重選劉源新先生連任董事。 | | |
| | (iii) 授權董事會釐定董事酬金。 | | |
| 4. | 重聘德勤•關黃陳方會計師行為本公司之核數師，並授權董事會釐定其酬金。 | | |
| 5. | 全面授權董事會購回本公司股份。 | | |
| 6. | 全面授權董事會配發、發行及處理本公司新股。 | | |
| 7. | 加入購回股份於根據第6項決議案授予董事之授權內。 | | |
| 8. | 修訂細則。 | | |

日期：二零零四年＿＿＿＿月＿＿＿＿日

簽署：＿＿＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用英文正楷填上全名及地址。所有聯名持有人之姓名均須填上。
2. 請填上以 閣下名義登記之股份數目，如未有填上股份數目，則本代表委任表格將被視為與登記於 閣下名下之所有本公司股份有關。
3. 請在空欄內用英文正楷填上所擬委派代表之姓名及地址。如無填上，則大會主席將出任 閣下之受委代表。有權出席大會並在會上投票之股東，均可委派其他人士作為其代表，代其出席及投票。受委代表毋須為本公司股東。
4. 注意： **閣下如擬投票贊成決議案，請在「贊成」欄內加「✓」號。 閣下如擬投票反對決議案，請在「反對」欄內加「✓」號。**如未有在空欄內作出任何指示，則 閣下之代表有權自行酌情投票。
5. 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之人士簽署；如股東為公司，則代表委任表格須另行加蓋公司印鑑，或經由公司負責人或正式獲授權人士親筆簽署。
6. 倘屬聯名股份，則就任何決議案投票時，本公司將接納在股東名冊內排名首位聯名股東之投票（不論親身或委派代表人），而其他聯名股東再無投票權。
7. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之該等授權書或授權文件副本，最遲須於大會指定舉行時間48小時前送達秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。 閣下於填妥並交回代表委任表格後仍可親自出席大會及於會上投票。在此情況下，委任代表文件將被視為經已撤銷。
8. 本代表委任表格上之任何更改，一律須經簡簽示可。

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 259)**

## Form of proxy for Annual General Meeting

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________ ordinary shares of HK$0.20 each in the share capital of YEEBO (INTERNATIONAL HOLDINGS) LIMITED (the "Company"), HEREBY APPOINT[3]

______________________________

of ______________________________

or failing him, the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on Friday, 27th August, 2004 at 10:00 a.m. and at any adjournment thereof in respect of the resolutions set out in the notice convening the meeting as indicated below, and, if no such indication is given, as my/our proxy thinks fit:

| | RESOLUTIONS | FOR[4] | AGAINST[4] |
|---|---|---|---|
| 1. | To consider and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2004. | | |
| 2. | To declare a final dividend. | | |
| 3. | (i) To re-elect Mr. Li Kwok Wai, Frankie as Director. | | |
| | (ii) To re-elect Mr. Lau Yuen Sun, Adrian as Director. | | |
| | (iii) To authorise the Board of Directors to fix the Directors' remuneration. | | |
| 4. | To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and to authorise the Board of Directors to fix their remuneration. | | |
| 5. | To grant a general mandate to the Directors to purchase the Company's own shares. | | |
| 6. | To grant a general mandate to the Directors to issue, allot and dispose of shares of the Company. | | |
| 7. | To add the repurchased shares to the mandate granted to the Directors under Resolution 6. | | |
| 8. | To amend the Bye-laws. | | |

Dated this ______________ day of ______________________, 2004

Signature(s) ______________________________

*Notes:*

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. Insert in **BLOCK CAPITALS** the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. Any member entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED "AGAINST".** Failure to complete the box will entitle your proxy to cast his/her vote at his/her discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation must be either executed under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.
7. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority, must be deposited at Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time appointed for holding the meeting. Completion and return of this form of proxy will not preclude you from attending and voting at the meeting if you so wish and in such event, the instrument appointing a proxy shall be deemed to be revoked.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Yeebo (International Holdings) Limited, you should at once hand this circular and the form of proxy accompanying with the Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.



# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 259)**

# PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES, AMENDMENTS TO BYE-LAWS, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting of Yeebo (International Holdings) Limited (the "Company") to be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on Friday, 27th August, 2004 at 10:00 a.m. at which the above proposals will be considered is set out in Appendix II to this circular.

A form of proxy for the Annual General Meeting is also enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's Branch Share Registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

30th July, 2004

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 259)**

*Directors:*
FANG Hung, Kenneth, JP
LI Kwok Wai, Frankie
TIEN Pei Chun, James, GBS, JP*
CHU Chi Wai, Allan*
LAU Yuen Sun, Adrian*

* *Independent Non-executive Director*

*Registered Office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal Office in Hong Kong:*
7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

30th July, 2004

*To the shareholders*

Dear Sir or Madam,

## PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES, AMENDMENTS TO BYE-LAWS, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

### INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the 2004 Annual General Meeting of the Company to be held on Friday, 27th August, 2004 (the "AGM"), as required by the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). These include (i) ordinary resolutions relating to the granting to the directors of the Company (the "Directors"), general mandates for the repurchase of the Company's shares of HK$0.20 each (the "Shares") and the issue of its Shares; (ii) special resolution relating to the amendments to the bye-laws of the Company (the "Bye-laws"); and (iii) ordinary resolution relating to the re-election of the retiring directors.

## GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will be proposed that the Directors be granted a general and unconditional mandate to exercise all powers of the Company to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the Shares of the Company may be listed, Shares up to a maximum of 10 per cent. of the issued share capital of the Company as at the date of passing of the relevant resolution (the "Repurchase Mandate").

## GENERAL MANDATE TO ISSUE SHARES

An ordinary resolution will also be proposed that the Directors be granted a general and unconditional mandate to issue, allot and dispose of Shares up to a maximum of 20 per cent. of the issued share capital of the Company as at the date of passing of the relevant resolution (the "Issue Mandate").

In addition, an ordinary resolution will be proposed at the AGM adding any Shares repurchased under the Repurchase Mandate to the Issue Mandate. The Repurchase Mandate and the Issue Mandate would continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or until revoked or varied by ordinary resolutions of the shareholders of the Company (the "Shareholders") in a general meeting held prior to the next annual general meeting of the Company.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed general mandate to repurchase Shares is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

## AMENDMENTS TO BYE-LAWS

Certain amendments to the Listing Rules and applicable regulations have been effected during these years. To bring the constitutions of the Company up to date, the Directors propose to amend the Bye-laws to incorporate, inter alia, the following:–

(1) new definitions of "associate" and "clearing house";

(2) where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted;

(3) the appointment of multiple corporate representatives by the clearing house including the right to vote individually on show of hands;

(4) the minimum 7 days' period for Shareholders to lodge notice to propose election of a Director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days before the date of such meeting;

(5) subject to such exceptions as permitted by the Listing Rules, a Director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting;

(6) empowering the Company to distribute summary financial report to Shareholders; and

(7) empowering the Company to send or otherwise make available notice or document to the Shareholders by electronic means.

The proposed amendments to the Bye-laws are subject to the approval of the Shareholders by way of a special resolution to be proposed at the AGM. Shareholders should refer to the special resolution as set out in the notice of the AGM as Appendix II to this circular for details of the proposed amendments to the Bye-laws.

## RE-ELECTION OF RETIRING DIRECTORS

In relation to Resolution Number 3 as set out in the notice of the AGM, Mr. Li Kwok Wai, Frankie and Mr. Lau Yuen Sun, Adrian will retire from office as Directors at the AGM and being eligible, will offer themselves for re-election pursuant to Bye-laws 86 and 87 of the Bye-laws.

Details of the above Directors, which are required to be disclosed pursuant to the Listing Rules, are set out in Appendix III to this document.

## NOTICE OF ANNUAL GENERAL MEETING

Notice of the AGM is set out in Appendix II to this circular. A proxy form for appointing proxy is despatched with this circular and published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the AGM, you are requested to complete the proxy form and return it to the Company's Branch Share Registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the AGM or the adjourned meeting. Completion and return of a proxy form will not preclude you from attending and voting at the meeting and at any adjournment thereof if you so wish.

## PROCEDURE FOR DEMANDING A POLL

Pursuant to Bye-law 66 of the Bye-laws, a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

## RECOMMENDATION

The Directors consider that the proposed granting of the general mandates to the Directors to repurchase Shares and to issue Shares, the amendments to the Bye-laws and the re-election of the retiring Directors are in the best interests of the Company and the Shareholders. The Directors therefore recommend the Shareholders to vote in favour of the relevant resolutions as set out in the notice of the AGM.

Yours faithfully,
For and on behalf of the Board
**Li Kwok Wai, Frankie**
*Director*

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide certain information to you for your consideration of the Repurchase Mandate.

## 1. SHARE CAPITAL

As at 28th July, 2004, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), there was a total of 1,043,563,171 Shares in issue.

Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 104,356,317 Shares.

## 2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase its Shares on the Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

## 3. FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Company's bye-laws and the applicable laws of Bermuda. Under the laws of Bermuda, the repurchased shares will be cancelled and the Company's issued share capital will be reduced by the nominal value of those repurchased shares accordingly. However, the aggregate amount of the Company's authorised capital will not be reduced.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31st March, 2004) in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse impact on the working capital requirements of the Company or the gearing levels of the Company.

## 4. SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the 12 months preceding the Latest Practicable Date:–

| Month | Share prices per Share Highest | |
|---|---|---|
| | Highest | Lowest |
| | *HK$* | *HK$* |
| **2003** | | |
| July | 0.212 | 0.200 |
| August | 0.216 | 0.200 |
| September | 0.215 | 0.200 |
| October | 0.325 | 0.200 |
| November | 0.450 | 0.300 |
| December | 0.350 | 0.203 |
| **2004** | | |
| January | 0.275 | 0.255 |
| February | 0.425 | 0.255 |
| March | 0.465 | 0.300 |
| April | 0.360 | 0.340 |
| May | 0.340 | 0.300 |
| June | 0.300 | 0.300 |
| July (up to Latest Practicable Date) | 0.350 | 0.300 |

## 5. GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention to sell any Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda, and in accordance with the regulations set out in the bye-laws of the Company.

The Company has not been notified by any connected person (as defined in the Listing Rules) that such a person has a present intention to sell, or has undertaken not to sell, any Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Code"). Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the

level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, Antrix Investment Limited ("Antrix"), a company beneficially owned by Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie, together with parties acting in concert with it (including but not limited to Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie) held a beneficial interest of 735,732,381 Shares in, representing approximately 70.50 per cent. of the issued share capital of the Company. If the Repurchase Mandate were exercised in full, the relevant percentage would increase to 78.34 per cent. Any repurchase of Shares by the Company will not oblige Antrix to make a general offer. The Directors are not aware of any consequences which would give rise to any obligation to make a mandatory offer in accordance with Rule 26 of the Code. The Directors have no intention to exercise the Repurchase Mandate to such extent which will result in less than 25 per cent. of the Shares being held by public.

Save as disclosed above, the Directors are currently not aware of any consequences which will arise under the Code as a result of any purchase made under the Repurchase Mandate.

No Shares had been repurchased by the Company, whether on the Stock Exchange or otherwise, in the last six months preceding the date of this circular.

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 259)**

## NOTICE OF 2004 ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the 2004 Annual General Meeting (the "Meeting") of Yeebo (International Holdings) Limited (the "Company") will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on Friday, 27th August, 2004 at 10:00 a.m. for the following purposes:–

1. To consider and adopt the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2004.

2. To declare a final dividend.

3. To re-elect the retiring Directors and to authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint auditors and to authorise the Board of Directors to fix their remuneration.

**As special business**, to consider and if thought fit, pass, with or without amendments, the following resolutions as Ordinary Resolutions:–

5. "**THAT**

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal share capital of the Company in issue as at the date of passing of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution."

6. "**THAT**

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any scrip dividend scheme or similar arrangement implemented in accordance with the bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution;

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution."

7. "**THAT** conditional upon Resolutions Numbers 5 and 6 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 6 be and is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 5 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

**As special business**, to consider and if thought fit, pass, with or without amendments, the following resolution as a Special Resolution:–

8. "**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:–

(a) By adding the following new definitions, in appropriate alphabetical order, in Bye-law 1:–

| | |
|---|---|
| ""associate" | the meaning ascribed to it in the rules of the Designated Stock Exchange. |
| "electronic" | relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time. |
| "full financial statements" | the financial statements that are required under section 87(1) of the Act. |
| "summarized financial statements" | the meaning ascribed to them in Section 87A(3) of the Act."; |

(b) By deleting the existing definition of "clearing house" in Bye-law 1 in its entirety and substituting therefor the following new definition of "clearing house":–

| | |
|---|---|
| ""clearing house" | the meaning ascribed to it in Section 37 of the Securities and Futures Ordinance of Hong Kong or a clearing house or authorised shares depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."; |

(c) By deleting the existing definition of "Statutes" in Bye-law 1 in its entirety and substituting therefor the following new definition of "Statutes":–

| | |
|---|---|
| ""Statutes" | The Companies Act, the Electronic Transactions Act 1999 of Bermuda, and every other act, as may be amended from time to time, for the time being in force of the Legislature of Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents."; |

(d) By adding the following after the words "in a visible form" in Bye-law 2.(e):–

", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations";

(e) By replacing the full stop appearing at the end of Bye-law 2.(j) with a semi-colon, inserting the word "and" immediately after the semi-colon and adding the following new Bye-law 2.(k):–

"2.(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(f) By adding the following at the end of Bye-law 9:–

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike.";

(g) By deleting the words "and these Bye-laws" in Bye-law 12.(1) and substituting therefor the following:–

", these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange";

(h) By deleting the existing Bye-law 19 in its entirety and substituting therefor the following new Bye-law 19:–

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.";

(i) By deleting the words "$2 or such other" in Bye-law 20.(2) and substituting therefor the words "the relevant";

(j) By inserting the following after the words "Designated Stock Exchange" in Bye-law 44:–

"or by any means in such manner as may be accepted by the Designated Stock Exchange";

(k) By deleting the existing Bye-law 46 in its entirety and substituting therefor the following new Bye-law 46:–

"46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in any other form approved by the Board or in a form prescribed by the Designated Stock Exchange and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(l) By inserting the following after the words "Designated Stock Exchange" in Bye-law 51:–

"or by any means in such manner as may be accepted by the Designated Stock Exchange";

(m) By deleting the words "Unless a poll is duly demanded and the demand is" in Bye-law 67 and substituting therefor the following:–

"Unless a poll is so required or duly demanded and, in the later case";

(n) By inserting the words "required or" before the words "duly demanded" in Bye-law 68;

(o) By deleting the word "The" at the beginning of Bye-law 70 and substituting therefor the words "The requirement or";

(p) By deleting the full stop and substituting therefor a colon at the end of Bye-law 77 and adding the following new paragraph after the colon:–

"Provided that, where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(q) By deleting the last sentence in Bye-law 84.(1);

(r) By deleting the last sentence in Bye-law 84.(2) and substituting therefor the following:–

"Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(s) By inserting the following after Bye-law 84.(2) as new Bye-law 84.(3):–

"84.(3) Any reference in these Bye-laws to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Bye-law.";

(t) By inserting the words "or at any special general meeting" after the words "Bye-law 87" in Bye-law 86.(1);

(u) By deleting the sentence "There shall be no maximum number of Directors." in Bye-law 86.(1) and substituting therefor the sentence "There shall be not more than twenty Directors unless otherwise determined by the Members in general meeting.";

(v) By deleting the first sentence in Bye-law 86.(2) and substituting therefor the following:–

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, subject to authorisation by the Members in general meeting, as an addition to the existing Board but so that the total number of Directors shall not exceed the number fixed in accordance with these Bye-laws.";

(w) By deleting the existing Bye-law 88 in its entirety and substituting therefor the following new Bye-law 88:–

"88. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless Notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such Notice is given of his intention to propose such person for election, and also Notice in writing signed by the person to be proposed of his willingness to be elected shall have been given to the Secretary during a period commencing no earlier than the day after the despatch of the Notice of the general meeting appointed for such election and ending no later than seven (7) days prior to the date of such meeting, provided that the minimum length of such period shall be at least seven (7) days.";

(x) By deleting the words "whereupon the Board resolves to accept such resignation" in Bye-law 89.(1);

(y) By deleting the existing Bye-law 103 in its entirety and substituting therefor the following new Bye-law 103:–

"103.(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates has a material interest and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:–

(a) the giving of any security or indemnity either:–

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:–

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(2) A company shall be deemed to be a company in which a Director and his associate(s) in aggregate own five (5) per cent. or more of its issued share capital if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or his associate(s) has/have no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is /are interested only as a unit holder.

(3) Where a company in which a Director and his associate(s) hold in aggregate five (5) per cent. or more of its issued share capital is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board.";

(z) By deleting the existing Bye-law 143 in its entirety and substituting therefor the following new Bye-law 143:–

"143. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by direct debit, bank transfer or other automated system of bank transfer, or by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such payment shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and such payment shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.";

(aa) By re-numbering the existing Bye-law 153 as Bye-law 153.(1) and inserting the following new Bye-laws 153.(2), 153.(3) and 153.(4):–

"153.(2) The Company may send summarized financial statements to members of the Company who have, in accordance with the Statutes and any applicable rules prescribed by the Designated Stock Exchange, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by an auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and auditor's report must be sent not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

(3) Subject to Section 88 of the Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements.

(4) The requirement to send to a person referred to in Bye-law 153.(1) the documents referred to in that Bye-law or a summarized financial statements in accordance with Bye-law 153.(2) shall be deemed satisfied where, in accordance with these Bye-laws, all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153.(1) and, if applicable, a summarized financial statements complying with Bye-law 153.(2), on the Company's computer network or website or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(bb) By deleting the existing Bye-law 154.(2) in its entirety and substituting therefor the following new Bye-law 154.(2):–

"154.(2) Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor.";

(cc) By deleting the words "shall as soon as practicable convene a special general meeting to fill the vacancy" in Bye-law 157 and substituting therefor the words "may fill the vacancy in the office of Auditor";

(dd) By deleting the existing Bye-laws 160 and 161 in their entirety and substituting therefor the following new Bye-laws 160 and 161:–

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share, all Notices shall be given to that one of the joint holders whose name stands first in the Register and Notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be served or given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company's website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member; and

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof.";

(ee) By inserting the words "or electronic" after the word "facsimile" in Bye-law 163."

By order of the Board
**Lau Siu Ki, Kevin**
*Company Secretary*

Hong Kong
30th July, 2004

*Notes:*

(1) A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a Member of the Company. In order to be valid, the form of proxy must be deposited with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong together with any power of attorney or other authority, if any, under which it is signed, or a certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjournment thereof.

(2) The register of Members of the Company will be closed from Monday, 23rd August, 2004 to Friday, 27th August, 2004, both days inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration no later than 4:00 p.m. on Friday, 20th August, 2004.

(3) The Directors of the Company as at the date of this notice are Mr. Fang Hung, Kenneth, JP and Mr. Li Kwok Wai, Frankie being the Executive Directors and Mr. Tien Pei Chun, James, GBS, JP, Mr. Chu Chi Wai, Allan and Mr. Lau Yuen Sun, Adrian being the Independent Non-Executive Directors.

**Li Kwok Wai, Frankie** ("Mr. Li"), aged 46, is the Chief Executive Officer of the Group and an Executive Director. He graduated from the Hong Kong University majoring in Business Management and has substantial experience in banking and corporate finance. Mr. Li is also a director of Zeppelin Capital Limited, a private company engaging in management consultancy and direct investment. Mr. Li joined the Group in November 1995.

Mr. Li does not have a service contract with the Group. His total emolument for the year ended 31st March 2004 amounted to HK$1,353,600 which was arrived at on the basis of the prevailing market rate with reference to his experience and duties. Mr. Li's emolument, including discretionary bonus (if any), is subject to the review by the board of Directors from time to time. He does not hold any directorship in other public listed companies in Hong Kong in the past three years. As at the Latest Practicable Date, the personal and corporate interests of Mr. Li in the issued share capital of the Company was as follows:

| | **No. of ordinary shares held** |
|---|---|
| Personal interests | 17,910,013 |
| Corporate interests | 697,692,368 *(note)* |

*Note:* Mr. Li beneficially owns 49% of Antrix Investment Limited, which owns 697,692,368 shares in the Company.

Save as disclosed above, Mr. Li neither has any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor has any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Li and the Company are not aware of any other matters that need to be brought to the attention of the Shareholders.

**Lau Yuen Sun, Adrian** ("Mr. Lau"), aged 49, holds a Bachelor Degree in Commerce from the University of Windsor, Canada and has years of experience in banking and investment. He had worked for the National Bank of Canada as the vice president of Asia region as well as the general manager of the Hong Kong branch from September 1994 to December 1996. He had also served directorships in various listed companies in Hong Kong including Qualipak International Holdings Limited as independent director from June 1998 to June 1999, 139 Holdings Limited as executive director from August 1998 to March 2002, Silvernet Group Limited (company name changed to Enerchina Holdings Limited) as independent director from February 2001 to June 2002. He is currently an executive director of Poly Investments Holdings Limited, a company listed on the main board of the Stock Exchange, and joined Poly Investments Holdings Limited in July 2002. Save as disclosed above, Mr. Lau does not hold any directorship in other public listed companies in Hong Kong in the past three years.

Mr. Lau's service contract commenced on 13th May, 2004 did not provide for a specified length of service period but can be terminated by Mr. Lau or the Company by giving the other party one month's notice in writing without payment of compensation. His emoluments (including bonus) would be HK$100,000 per annum and is arrived at on the basis of the prevailing market rate with reference to his experience and duties. He does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Lau and the Company are not aware of any other matters that need to be brought to the attention of the Shareholders.

**此乃要件　請即處理**

**閣下**對本通函或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下所有億都(國際控股)有限公司股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



# YEEBO (INTERNATIONAL HOLDINGS) LIMITED
# 億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

(股份代號：259)

## 有關購回股份及發行新股份之一般授權、修訂細則、重選退任董事之建議及股東週年大會通告

億都(國際控股)有限公司(「本公司」)謹訂於二零零四年八月二十七日星期五上午十時正假座香港九龍彌敦道67號凱悅酒店3樓凱悅廳5及6舉行股東週年大會，會上將考慮上述建議，大會通告載於本通函附錄二。

隨函附奉股東週年大會適用之代表委任表格。無論　閣下能否出席大會，務請將代表委任表格按其上印列之指示填妥，並盡早交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，而無論如何最遲須於大會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零四年七月三十日

Produced by SNP Vite Limited　F04-07-037

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED
# 億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

(股份代號:259)

董事:
方 鏗太平紳士
李國偉先生
田北俊太平紳士,GBS*
朱知偉先生*
劉源新先生*

* 獨立非執行董事

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處:
香港新界
葵涌華星街2-6號
安達工業大廈7樓

敬啟者:

## 有關購回股份及發行新股份之一般授權、
## 修訂細則、
## 重選退任董事之建議
## 及
## 股東週年大會通告

## 緒言

本通函旨在根據香港聯合交易所有限公司證券上市規則(「上市規則」)之規定,向 閣下提供有關將於本公司謹訂於二零零四年八月二十七日星期五舉行之股東週年大會(「股東週年大會」)上提呈之決議案資料。該等決議案包括(i)有關給予本公司董事(「董事」)一般授權以購回本公司每股面值0.20港元之股份(「股份」)及發行股份之普通決議案;(ii)有關修訂本公司細則(「細則」)之特別決議案;及(iii)有關重選退任董事之普通決議案。

## 購回股份之一般授權

股東週年大會上將提呈一項普通決議案，建議給予董事一般及無條件授權，以行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份上市之任何其他證券交易所，購回不超過通過有關決議案當日本公司已發行股本10%之股份(「購回授權」)。

## 發行股份之一般授權

會上亦將提呈一項普通決議案，建議給予董事一般及無條件授權，以發行、配發及處理不超過通過有關決議案當日本公司已發行股本20%之股份(「發行授權」)。

此外，股東週年大會上亦會提呈一項普通決議案，在發行授權加入根據購回授權購回之任何股份。購回授權及發行授權將一直有效，直至本公司下屆股東週年大會結束時(惟於上述大會重新授出則除外)或於本公司下屆股東週年大會前舉行之股東大會上本公司股東(「股東」)以普通決議案撤回或修訂止。

本公司將向股東寄發上市規則規定有關建議授出購回股份之一般授權之說明函件，有關說明函件載於本通函附錄一。說明函件載有一切合理必要資料，讓股東能在股東週年大會上就投票贊成或反對有關決議案時作出知情決定。

## 修訂細則

上市規則及適用規定之若干修訂經已於年內生效。為更新本公司規章文件，董事建議修訂細則，以載入下列各項：

(1) 「聯繫人士」及「結算所」之新釋義；

(2) 倘根據上市規則之規則，任何股東不得就特定決議案投票或限制僅可投票贊成或反對特定決議案，則該股東或其代表在違反上述規定或限制下作出之投票將不予點算；

(3) 結算所委任多名公司代表，其中包括個別舉手投票之權利；

(4) 提交有關擬於會上提名董事候選人之通告，以及該名人士向本公司提交表示願意參選之通告之最短限期不得少於七日，而提交上述通告之限期不得早於寄發為進行上述選舉而舉行之股東大會通告翌日開始，且不遲於上述股東大會日期前七日結束；

(5) 除上市規則批准之例外情況外，董事不得在董事會議上就其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議投票，且不得計入有關董事會議之法定人數；

(6) 授權本公司向股東分派財務報告摘要；及

(7) 授權本公司以電子方式向股東寄發或以其他方式發出通告或文件。

建議修訂細則須待股東在股東週年大會上特別決議案批准後，方可作實。有關建議修訂細則之詳情，謹請股東參閱本通函附錄二股東週年大會通告所載之特別決議案。

## 重選退任董事

按股東週年大會通告第3項決議案所述，李國偉先生及劉源新先生將於股東週年大會上任滿告退，惟根據細則第86及87條，彼等符合資格重選連任。

根據上市規則之規定，上述董事之詳細資料載於本文件附錄三。

## 股東週年大會通告

股東週年大會載於本通函附錄二。隨函附奉代表委任表格，亦會在聯交所網站(www.hkex.com.hk)刊登。無論 閣下能否出席股東週年大會，務請將代表委任表格按其上印列之指示填妥，並盡早交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，而無論如何最遲須於大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

## 要求以投票方式表決之權利

根據本公司細則第66條，除非(在宣佈舉手表決結果或撤回任何其他投票方式要求前)以下人士要求以投票方式表決，否則任何股東大會之決議案將以舉手方式表決：

(a) 大會主席；或

(b) 不少於三位有權在大會投票而親身出席大會之股東或其正式授權代表(如股東為公司)或委任代表；或

(c) 一位或多位佔所有可在大會投票股東之全部投票權不少於十分之一而親身出席大會之股東或其正式授權代表(如股東為公司)或委任代表；或

(d) 一位或多位持有可在大會投票之本公司股份佔所有可在大會投票股份已繳股本不少於十分之一而親身出席大會之股東或其正式授權代表(如股東為公司)或委任代表。

## 推薦建議

董事認為，建議給予董事一般授權以購回股份及發行股份、修訂細則及重選退任董事符合本公司及股東最佳利益。因此，董事建議股東投票贊成股東週年大會通告所載之有關決議案。

此致

列位股東　台照

代表董事會

董事

**李國偉**

謹啟

二零零四年七月三十日

本附錄乃本公司根據上市規則之規定所發出之說明函件，旨在向 閣下提供若干資料，供 閣下考慮購回授權。

## 1. 股本

於二零零四年七月二十八日，即本通函付印前之最後可行日期(「最後可行日期」)，本公司有合共1,043,563,171股已發行股份。

倘通過有關購回授權之決議案，並假設本公司不會在股東週年大會前發行或購回股份，則本公司可購回最多104,356,317股股份。

## 2. 購回之理由

董事相信，徵求股東給予一般授權在聯交所購回股份，符合本公司及股東最佳利益。視乎當時市場情況及融資安排而定，該等購回或會提高每股股份之資產淨值及／或盈利。董事僅會在認為購回對本公司及股東有利之情況下方會進行購回。

## 3. 購回股份之資金

根據購回授權購回股份時，本公司僅可動用根據本公司細則及百慕達適用法例之規定可合法作此用途之資金。根據百慕達法例，所購回股份將會註銷，而本公司之已發行股本將因應削減該等購回股份之面值。然而，本公司法定股本之總值將不會減少。

倘購回授權於建議之購回期間任何時間內獲全面行使，則本公司之營運資金或資本負債情況或會嚴重受損(與截至二零零四年三月三十一日止年度之本公司年報所載經審核賬目中披露之狀況比較)。然而，倘行使購回授權會對本公司之營運資金或負債資產水平有重大不利影響，則董事不擬在該等情況下行使購回授權。

## 4. 股份價格

下表載列股份於最後可行日期前12個月每月在聯交所進行買賣之最高及最低價格：

| 月份 | 每股價格 最高價 港元 | 最低價 港元 |
|---|---|---|
| **二零零三年** | | |
| 七月 | 0.212 | 0.200 |
| 八月 | 0.216 | 0.200 |
| 九月 | 0.215 | 0.200 |
| 十月 | 0.325 | 0.200 |
| 十一月 | 0.450 | 0.300 |
| 十二月 | 0.350 | 0.203 |
| **二零零四年** | | |
| 一月 | 0.275 | 0.255 |
| 二月 | 0.425 | 0.255 |
| 三月 | 0.465 | 0.300 |
| 四月 | 0.360 | 0.340 |
| 五月 | 0.340 | 0.300 |
| 六月 | 0.300 | 0.300 |
| 七月(截至最後可行日期) | 0.350 | 0.300 |

## 5. 一般資料

在作出一切合理查詢後，就董事所知，目前概無董事或彼等各自之聯繫人士有意在股東批准授出購回授權後，向本公司出售任何股份。

董事已向聯交所作出承諾，將按照上市規則及百慕達法例及本公司細則所載規則之適用規定行使購回授權。

本公司並無接獲關連人士通告(定義見上市規則)，表示目前有意在股東批准授出購回授權後，向本公司出售股份，亦無承諾不會向本公司出售股份。

倘因購回股份而導致一位股東佔本公司之投票權比例增加，則就香港公司收購及合併守則(「收購守則」)第32條而言，該項增加將被視作一項收購。因此，視

乎有關股東之權益增加程度，任何一位股東或一群一致行動股東可獲得或鞏固對本公司之控制權，並須遵照收購守則第26條之規定而提出強制收購建議。

於最後可行日期，方鏗先生及李國偉先生實益擁有之Antrix Investment Limited (「Antrix」) 連同與其一致行動人士 (包括但不限於方鏗先生及李國偉先生) 合共實益擁有735,732,381股股份，佔本公司已發行股份約70.50%。倘全面行使購回授權，則有關百分比將增至78.34%。本公司進行之任何購回不會導致Antrix須提出全面收購。董事並不知悉會導致須根據守則第26條提出強制收購建議之任何規定。倘行使購回授權會導致公眾人士所持股份少於25%，則董事無意行使購回授權。

除上文所披者外，董事目前並不知悉任何按購回授權進行之購回行動會出現根據守則所導致之後果。

於本通函日期前六個月，本公司並無在聯交所或循其他途徑購回任何股份。

**YEEBO (INTERNATIONAL HOLDINGS) LIMITED**
**億都(國際控股)有限公司**
(於百慕達註冊成立之有限公司)
(股份代號：259)

## 二零零四年股東週年大會通告

**茲通告**億都(國際控股)有限公司(「本公司」)謹訂於二零零四年八月二十七日星期五上午十時正假座香港九龍彌敦道67號香港凱悅酒店3樓凱悅廳5及6舉行二零零四年股東週年大會，議程如下：

1. 省覽及接納截至二零零四年三月三十一日止年度之經審核財務報表、董事會與核數師報告。

2. 宣佈派發末期股息。

3. 重選董事及授權董事會釐定其酬金。

4. 委聘核數師及授權董事會釐定其酬金。

**作為特別事項**，考慮及酌情通過下列決議案為普通決議案(不論有否修訂)：

5. 「**動議**：

(a) 全面及無條件批准及授權本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力及授權，在香港聯合交易所有限公司(「聯交所」)或任何本公司證券可能上市並就此獲證券及期貨事務監察委員會及聯交所認可之其他證券交易所購回本身之股份，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則(經不時修訂)或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司股份之總面值不得超過本決議案通過當日本公司已發行股本總面值之10%，而(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時：

(ii) 本公司之細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂本決議案授予董事之批准及授權之日。」

6. 「動議

(a) 無條件授予本公司董事一般授權，於有關期間(定義見下文)行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份。惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任(如適用)後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%；

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂本決議案授予董事之批准及授權之日。」

7. 「**動議**待第5及第6項決議案通過後，擴大根據第6項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第5項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

**作為特別事項**，考慮及酌情通過下列決議案為特別決議案(不論有否修訂)：

8. 「**動議**根據以下方式修訂本公司細則：

(a) 對應英文版編排在細則第1條適當位置加插以下新釋義：

| | | |
|---|---|---|
| 「「聯繫人士」 | 指 | 指定交易所之規則所定義者。 |
| 「電子」 | 指 | 具有電力、數碼、磁力、無線、光學電磁或其他同類技術，以及百慕達一九九九年電子交易法(經不時修訂)所賦予之其他定義。 |
| 「詳盡財務報表」 | 指 | 公司法第87(1)條所規定之財務報表。 |
| 「財務簡表」 | 指 | 公司法第87A(3)條所定義者。」； |

(b) 將細則第1條現有之「結算所」釋義整項刪除，以下列「結算所」新釋義取代：

「「結算所」 指 香港證券及期貨條例第37條所定義者，或本公司股份上市或買賣之交易所所在司法權區之法例承認之結算所或認可股份託管處。」；

(c) 將細則第1條「法律條文」之現有釋義整項刪除，以下列「法律條文」之新釋義取代：

「「法律條文」 指 公司法、百慕達一九九九年電子交易法及百慕達立法機關所通過而當時有效及適用於或影響到本公司之任何其他法案(經不時修訂)、組織章程大綱及／或細則。」；

(d) 在細則第2.(e)條「可視格式」字眼後加插以下字句：

「，及倘有關文件或通告之發出形式及股東之選擇均符合一切相關法律條文、規則及規例，則包括如以電子顯示格式展示」；

(e) 以分號取代細則第2.(j)條最後出現之句號，在分號後加入「及」字，並加插新細則第2.(k)條：

「2.(k) 「簽署文件」一詞指親筆或蓋章或以電子簽署或任何其他方式簽署之文件，而「通告」或「文件」則包括以任何數碼、電子、電力、磁力或其他可讀取方式或媒介記錄或儲存之通告或文件，以及以可視格式展示之資料(不論是否實物)」；

(f) 在細則第9條末端加插下文：

「當本公司購回可贖回股份進行贖回時，如並非在市場或經競投購回，在一般及個別情況下購回之價格均不得超出本公司在股東大會不時訂定之上限。倘購回經競投進行，則須向全體股東提出邀請。」；

(g) 刪除細則第12.(1)條中「及該等細則」等字眼，以下文取代：

「、該等細則、本公司在股東大會發出之指示，以及(如適用)任何指定交易所之規則」；

(h) 將細則第19條整項刪除，以下文新細則第19條取代：

「19. 股票須於配發後或(除本公司在可拒絕登記之情況下拒絕登記之轉讓個案)過戶文件送交本公司後在公司法或指定交易所不時訂定之有關限期內發出(以較短者為準)。」；

(i) 刪除細則第20.(2)條中「2元或其他」等字眼，以「有關」二字取代；

(j) 在細則第44條中「指定交易所」等字眼後加插以下字眼：

「或按指定交易所接納之其他形式及方法」；

(k) 將細則第46條整項刪除，以下文新細則第46條取代：

「46. 除此等細則另有規定，股東可按一般或通用格式、或董事會批准之任何其他格式或指定交易所規定格式之過戶文件轉讓全部或任何股份。過戶文件可以親筆簽署，如轉讓人或承讓人為結算所或代理人，則可選擇親筆或機印簽署或按董事會不時批准之方式簽署。」；

(l) 在細則第51條「指定交易所」等字眼後加插以下字眼：

「或按指定交易所接納之其他形式及方法」；

(m) 刪除細則第67條中「除非正式要求舉行投票，而有關要求」等字眼，以下列字眼取代：

「除非有需要或經正式要求舉行投票。如屬後者，則」；

(n) 在細則第68條中「正式要求」等字眼前加插「有需要」等字眼；

(o) 刪除細則第70條開首之「該」字，以「該規定或」等字眼取代；

(p) 刪除細則第77條末端之句號，以冒號取代，並於冒號後加上以下新一段：

「惟倘本公司知悉任何股東在指定交易所之規則要求下須放棄就個別決議案投票，或僅可投票贊成或反對任何決議案，則有關股東違反有關規定或限制所投票數將不獲點算」；

(q) 刪除細則第84.(1)條最後一句；

(r) 刪除細則第84.(2)條最後一句，以下文取代：

「根據本細則規定獲授權人士一律視為已獲正式授權，而毋須提供進一步佐證，即可代表有關結算所(或其代理人)行使權利及權力(包括在舉手投票時之個人投票權)，猶如本身為有關結算所(或其代理人)所持有關授權書指定數目及類別之本公司股份之登記持有人」；

(s) 在細則第84.(2)條後加插新細則第84.(3)條：

「84.(3) 此等細則所指「公司股東之正式授權代表」即根據本細則規定所授權之代表。」；

(t) 在細則第86.(1)條中「細則第87條」字眼後加插「或在任何股東特別大會」等字眼；

(u) 刪除細則第86.(1)條中「董事人數並無上限。」一句，以「除非股東在股東大會另有決定，董事人數不得超過20位。」一句取代；

(v) 刪除細則第86.(2)條第一句，以下文取代：

「董事有權不時或隨時委任任何人士為董事，以填補董事會空缺或在獲得股東在股東大會授權之情況下增加董事會席位，惟董事總人數不超過細則所定上限。」；

(w) 將現有細則第88條整項刪除，以下列新細則第88條取代：

「88. 除退任董事或獲董事會推薦，任何人士必須於為進行有關選舉而舉行之股東大會之通告發出日期起至有關大會日期最少七(7)日前止最少七(7)日期間，獲得一名有權出席大會及在會上投票之本公司股東(並非被提名人士)發出提名通告，而該被提名人士亦須向秘書處發出署名參選意願通告，方可在股東大會上參選董事職位。」；

(x) 刪除細則第89.(1)條中「據此董事會議決接納請辭」等字眼；

(y) 將現有細則第103條整項刪除，以新細則第103條取代：

「103.(1) 董事不得就本身或其聯繫人士有重大利益關係之任何合約或安排或任何其他建議投票，亦不得計入法定人數。倘董事就此投票，則不會計入該決議案之法定人數，其票數亦不會獲點算。然而，此項限制並不適用於以下各項事宜：

(a) 提供下列任何抵押或賠償保證：

(i) 就董事或其聯繫人士應本公司或其附屬公司之要求或為本公司或其附屬公司之利益而借出之款項或負擔或承擔之債務而向有關董事或其聯繫人士所作出者；或

(ii) 就董事或其聯繫人士已透過擔保或賠償保證或提供抵押品單獨或聯同他人全數或部份負責之債項或債務而向第三者所作出者」；

(b) 任何有關發售本公司或任何本公司發起或擁有權益之其他公司之股份、債券或其他證券以供認購或購買之建議，或由本公司或任何本公司發起或擁有權益之其他公司提出有關發售股份或債券或其他證之建議，而董事或其聯繫人士由於參與有關發售之包銷或分包銷而具有或將具有利益關係；

(c) 任何關於董事或其聯繫人士僅由於身為高級職員或行政人員或股東而直接或間接擁有權益或實益持股之任何其他公司之建議，惟董事及其聯繫人士於有關公司(或取得有關權益之第三方公司)之合計實益不得超過其任何類別已發行股份或其投票權百分之五(5%)以上；

(d) 任何有關本公司或其附屬公司僱員福利之建議，包括：

(i) 採納、修訂或執行任何僱員股份計劃或任何股份獎勵或購股權計劃，而董事或其聯繫人士可從中受惠；或

(ii) 採納、修訂或執行任何與董事、其聯繫人士及本公司或其任何附屬公司之僱員有關之退休金或退休、身故或殘疾福利計劃，而其中並無向任何董事或其聯繫人士提供任何該等計劃或福利金涉及類別人士一律可享者以外之特權或優待；及

(e) 任何董事或其聯繫人士僅由於擁有本公司股份、債券或其他證券權益而與本公司股份、債券或其他證券持有人享有同等權益之合約或安排。

(2) 當董事或其聯繫人士實益擁有一間公司之任何類別股本或其股東可享投票權百分之五(5%)或以上，則會視為合共擁有該公司已發行股本百分之五(5%)或以上。就本段而言，董事或其聯繫人士以被動信託人或託管信託人身份持有而並無擁有實益之任何股份、由董事或其聯繫人士擁有未來所有權或剩餘所有權但他人有權收取當中收入之信託所擁有之股份，以及由董事或其聯繫人士以單位持有人身份擁有權益之認可單位信託計劃所擁有之股份，一律不計算在內。

(3) 如董事或其聯繫人士合共擁百分之五(5%)或以上已發行股本之公司在當中擁有重大權益，則董事或其聯繫人士會視為於有關交易擁有重大權益。

(4) 如任何董事會議質疑任何董事(會議主席除外)或其聯繫人士在有關項目擁有重大權益，或質疑任何董事(會議主席除外)或其聯繫人士應否有權投票或計入法定人數，而該等問題在有關董事同意放棄就此投票及計入法定人數下仍未獲解決，則應由會議主席裁決，而該項有關該董事之決定將為最終定案，除非該董事並無如實向董事會披露其所知之相關權益之性質或數額。如上述問題涉及會議主席，則應由董事會通過決議案(主席不得計入法定人數及投票)裁決，而有關決議案將為最終定案，除非主席並無如實向董事會披露其所知之相關權益之性質或數額。」

(z) 將現有細則第143條整項刪除，以新細則第143條取代：

「143. 以現金向股份持有人支付之任何股息、利息或其他款項，可以直接轉賬、銀行轉賬或其他銀行自動轉賬系統或支票支付，又或郵寄收款單至持有人之登記地址或(如屬聯名持有人)在股東名冊名列首位之持有人在股東名冊所示地址或發信另行指示之其他地址。除非持有人或聯名持有人另有指示，所有有關付款一律以持有人或(如屬聯名持有人)在股東名冊名冊首位之持有人為抬頭人，且郵寄風險概由持有人或(如屬聯名持有人)在股東名冊名冊首位之持有人承擔。該等款項一經支付，則即使其後失竊，或偽冒加簽，本公司責任亦會視作妥為履行。如有兩名或以上聯名持有人，則任何一名持有人均可就彼等所持股份所獲派任何股息或其他款項或財物發出有效收據。」；

(aa) 將現有細則第153條重編為細則第153.(1)條，並加插下列新細則第153.(2)、153.(3)及153.(4)條：

「153.(2) 本公司可根據法律條文及指定交易所指定之任何適用規則向同意及選擇收取財務簡表之本公司股東寄發財務簡表，以代替詳盡財務報表。財務簡表須隨附核數師報告，以及知會股東如何通告本公司選擇收取詳盡財務報表之通告。本公司須於舉行股東大會前最少二十一日向同意及選擇收取財務簡表之股東寄發財務簡表、通告及核數師報告。

(3) 在公司法第88條之規限下，本公司須於接獲股東選擇收取詳盡財務報表之通告後七日內向股東寄發詳盡財務報表。

(4) 倘本公司根據細則、一切有關法律條文、規則及規例（包括但不限於指定交易所之規則）在本公司之電腦網絡或網站或以任何其他認可方式（包括以任何電子通訊方式）刊登細則第153.(1)條所指之文件及（如適用）細則第153.(2)條所述之財務簡表，而該人士同意或視為同意將以上述方式刊發或接獲文件當作本公司履行向其寄發相關文件之責任，則視為符合有關向細則第153.(1)條所述人士寄發該細則所述文件或細則第153.(2)條所述財務簡表之規定。」；

(bb) 將現有細則第154.(2)條整項刪除，以下文新細則第154.(2)條取代：

「154.(2) 除公司法第89條另有規定外，股東週年大會上不得委任現任核數師以外之人士為核數師，除非有意委任該人士擔任核數師之書面通告已於股東週年大會二十一(21)日前發出，而本公司將任何上述通告送交現任核數師。」；

(cc) 將細則第157條「盡快召開股東特別大會以填補有關空缺」等字眼刪除，以「可填補核數師一職之空缺」等字眼取代；

(dd) 將現有細則第160及161條整項刪除，以下文新細則第160及161條取代：

「160. 本公司向股東發出或刊發之任何通告或文件(包括指定交易所規則所界定之「公司通訊」)(不論是否根據細則而發出或刊發)，必須以書面、電傳、電報、或傳真或其他電子傳送或通訊方式發出或刊發，而任何上述通告及文件可由本公司委派專人送達或送交任何股東，或以預付郵資信封寄予股東名冊所列該股東之登記地址或該股東就此向本公司提供之任何其他地址，或(視乎情況而定)傳送至任何上述地址或該股東就接收通告而向本公司提供或發出通告之人士當時合理而真誠地認為該股東可正式接獲通告之任何電傳或傳真號碼或電子編號或地址或網址，或在指定報章(定義見公司法)或根據指定交易所之規定在當地每日刊發及廣泛流通之報章刊登廣告而發出或刊發，或於有關法例容許下在本公司之網站刊登，並向股東發出通告(「可供查閱通告」)，表示可在本公司網站查閱該通告或其他文件。可供查閱通告可以任何上述方式向股東發出。如屬聯名股份持有人，則所有通告將向股東名冊名列首位之一位聯名持有人發出，而以此方式發出之通告將視為已妥為向所有聯名持有人送達或送交。

161. 任何通告或其他文件：

(a) 如以郵遞方式送達或送交，則視乎情況而以空郵方式寄發，並視為已於投寄載有上述通告或文件並妥為預付郵資及填寫地址之信封翌日送達或送交。為證明送達或送交，載有相關通告或文件之信封或包裝物料必須妥善填寫地址及投寄，並由本公司秘書或其他高級職員或董事會委任之其他人士以書面方式簽署證明載有該通告或其他文件之信封或包裝物料已填寫地址及投寄，而該證明將為最終憑證；

(b) 如以電子通訊方式發出，則視為於電子通訊由本公司或其代理之伺服器輸出當日送達或發出。在本公司網站刊登之通告將視為於可供查閱通告視為送達股東翌日由本公司向股東發出；及

(c) 如以細則所列任何其他方式送達或送交，則視為已於由專人送達或送交當時，或(視乎情況而定)於寄發、傳送或刊登當時送達或送交。為證明送達或送交，本公司秘書或其他高級職員或董事會委任之其他人士以書面方式簽署證明送達、送交、寄發、傳送或刊登之事實及時間，而該證明將為最終憑證。」；

(ee) 在細則第163條「傳真」等字眼後加入「或電子」等字眼。」

承董事會命
公司秘書
**劉紹基**

香港
二零零四年七月三十日

附註：

(1) 凡有權出席大會並於會上投票之股東，均可委任受委代表代其出席及投票。受委代表毋須為本公司股東。代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署證明之該等授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

(2) 本公司將於二零零四年八月二十三日星期一至二零零四年八月二十七日星期五(包括首尾兩日)暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。所有過戶文件連同有關股票最遲須於二零零四年八月二十日星期五下午四時正送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以辦理登記手續。

(3) 於本通告日期，本公司之董事包括執行董事方鏗太平紳士與李國偉先生及獨立非執行董事田北俊太平紳士，GBS、朱知偉先生與劉源新先生。

**李國偉**(「李先生」)，46歲，本集團之行政總裁兼執行董事，畢業於香港大學，主修工商管理，於銀行及企業融資方面擁有豐富經驗。李先生亦為私人公司卓凌融資有限公司之董事，該公司從事管理顧問及直接投資。李先生於一九九五年十一月加入本集團。

李先生並無與本集團訂立服務合約，而於截至二零零四年三月三十一日止年度之酬金總額為1,353,600港元。該數額乃參考其經驗及職責按現行市況釐定。李先生之酬金包括不定額花紅(如有)，惟須經董事不時檢討。李先生於過去三年並無在香港其他上市公司出任董事，亦與本公司任何董事、高級管理人員或主要或控權股東概無任何關連。於最後可行日期，李先生在本公司已發行股本之個人及公司權益如下：

| | 所持普通股數目 |
|---|---|
| 個人權益 | 17,910,013 |
| 公司權益 | 697,692,368<br>(附註) |

附註： 李先生實益擁有Antrix Investment Limited之49%權益，而該公司則擁有697,692,368股本公司股份。

除上文所披露者外，李先生並無持有本公司證券(定義見證券及期貨條例第XV部)任何權益，與本公司任何董事、高級管理人員或主要或控權股東概無任何關連。就李先生與本公司所知，並無任何其他事宜須知會各股東。

**劉源新**(「劉先生」)，49歲，持有加拿大University of Windsor商業學士學位，擁有多年銀行及投資經驗。於一九九四年九月至一九九六年十二月期間，劉先生曾任加拿大國家銀行亞洲區副總裁及香港分行總經理。劉先生亦為香港多間上市公司之董事：於一九九八年六月至一九九九年六月期間擔任確利達國際控股有限公司之獨立董事；於一九九八年八月至二零零二年三月期間擔任139控股有限公司之執行董事；於二零零一年二月至二零零二年六月期間擔任銀網集團有限公司(公司已易名為威華達控股有限公司)之獨立董事。劉先生於二零零二年七月加入在聯交所主板上市之保興投資控股有限公司，現時為該公司之執行董事。除上文所披露者外，劉先生於過去三年亦無在香港其他上市公司出任董事。

劉先生之服務合約由二零零四年五月十三日起計，並無指定服務年期，惟劉先生或本公司任何一方可向另一方發出一個月書面通告終止而毋須作出賠償，而其全年酬金(包括花紅)為100,000港元，乃參考其經驗及職責按現行市況釐定。劉先生與本公司任何董事、高級管理人員或主要或控權股東概無任何關連。劉先生並無擁有本公司股份權益(定義見證券及期貨條例第XV部)。就劉先生與本公司所知，並無任何其他事宜須知會各股東。

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 259)

## ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2004 are summarised as follows:

### CONSOLIDATED INCOME STATEMENT

| | Notes | Year ended 31st March 2004 HK$'000 | 2003 HK$'000 (Restated) |
|---|---|---|---|
| Turnover | 2 | 308,187 | 273,181 |
| Cost of sales | | (257,066) | (245,913) |
| Gross profit | | 51,121 | 27,268 |
| Other operating income | | 4,369 | 7,293 |
| Revaluation increase on investment properties | | 608 | 520 |
| Selling and distribution expenses | | (12,607) | (9,381) |
| Administrative expenses | | (24,920) | (28,414) |
| Gain on disposal of investments in trading securities | | 17,899 | – |
| Unrealised gain (loss) in investments in trading securities | | 22,682 | (17,334) |
| Impairment loss in respect of club debentures | | – | (500) |
| Profit (loss) from operations | 3 | 59,152 | (20,548) |
| Finance costs | 4 | (3,376) | (1,393) |
| Share of results of associates | | (819) | – |
| Gain on disposal of a subsidiary | | – | 70 |
| Profit (loss) before income tax | | 54,957 | (21,871) |
| Income tax expense | 5 | (738) | (1,191) |
| Profit (loss) for the year | | 54,219 | (23,062) |
| Dividend | 6 | 10,435 | – |
| Earnings (loss) per share Basic | 7 | 5.20 cents | (2.21 cents) |

*Notes:*

1. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting

2003

| | LCDs HK$'000 | Investment property holding HK$'000 | Others HK$'000 | Consolidated HK$'000 (Restated) |
|---|---|---|---|---|
| *Segment revenue* | | | | |
| External sales | 251,735 | – | 16,515 | 268,250 |
| Rental income | – | 4,931 | – | 4,931 |
| | 251,735 | 4,931 | 16,515 | 273,181 |
| *Result* | | | | |
| Segment result | (6,727) | 5,386 | 337 | (1,004) |
| Dividend income | | | | 2,990 |
| Interest income | | | | 1,335 |
| Unrealised loss in investments in trading securities | | | | (17,334) |
| Impairment loss in respect of club debentures | | | | (500) |
| Unallocated corporate expenses | | | | (6,035) |
| Loss from operations | | | | (20,548) |
| Finance costs | | | | (1,393) |
| Gain on disposal of a subsidiary | | | | 70 |
| Loss before income tax | | | | (21,871) |
| Income tax expense | | | | (1,191) |
| Loss for the year | | | | (23,062) |

**Geographical segments**

The Group's operations are mainly located in Hong Kong and other regions of the PRC. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of goods or services.

| | Turnover by geographical market 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Hong Kong, the PRC | 266,866 | 230,455 |
| Other regions of the PRC | 17,599 | 26,545 |
| Other countries | 23,722 | 16,181 |
| | 308,187 | 273,181 |

3. PROFIT (LOSS) FROM OPERATIONS

| | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Profit (loss) from operations has been arrived at after charging: | | |
| Auditors' remuneration | 600 | 497 |
| Cost of inventories recognised as expenses | [illegible] | [illegible] |

| | | | |
|---|---|---|---|
| Basic | 7 | 5.20 cents | (2.21 cents) |

| | | |
|---|---|---|
| | 308,187 | 272,1[illegible] |

*Notes:*

1. **ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD**

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard (HKFRS) issued by the Hong Kong Society of Accountants (HKSA). The term of HKFRS is inclusive of Statements of Standard Accounting Practice (SSAPs) and Interpretations approved by the HKSA.

SSAP 12 (Revised) Income taxes

In the current year, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly. As a result of this change in policy, the opening balance of deficit at 1st April, 2003 has been increased by HK$635,000 (the retained profit at 1st April, 2002 has been reduced by HK$49,000) and the profit for the year ended 31st March, 2004 has been increased by HK$515,000 (the loss for the year ended 31st March, 2003 has been increased by HK$586,000).

2. **BUSINESS AND GEOGRAPHICAL SEGMENTS**

**Business segments**

For management purpose, the Group was organised into three operating divisions – LCDs, investment property holding and others. These divisions are the bases on which the Group reports its primary segment information.

The principal activities of the Group are as follows:

| | | |
|---|---|---|
| LCDs | – | manufacture and sale of LCDs |
| Investment property holding | – | investment properties held under operating leases |
| Others | – | manufacture and sales of products other than LCDs |

Segmental information about these businesses is presented below:

**2004**

| | LCDs *HK$'000* | Investment property holding *HK$'000* | Others *HK$'000* | Consolidated *HK$'000* |
|---|---|---|---|---|
| *Segment revenue* | | | | |
| External sales | 277,465 | – | 16,231 | 293,696 |
| Rental income | – | 14,491 | – | 14,491 |
| | 277,465 | 14,491 | 16,231 | 308,187 |
| *Result* | | | | |
| Segment result | 11,957 | 12,172 | (1,135) | 22,994 |
| Dividend income | | | | 1,737 |
| Interest income | | | | 56 |
| Gain on disposal of investments in trading securities | | | | 17,899 |
| Unrealised gain in investments in trading securities | | | | 22,682 |
| Unallocated corporate expenses | | | | (6,216) |
| Profit from operations | | | | 59,152 |
| Finance costs | | | | (3,376) |
| Share of results of associates | | | | (819) |
| Profit before income tax | | | | 54,957 |
| Income tax expense | | | | (738) |
| Profit for the year | | | | 54,219 |

3. **PROFIT (LOSS) FROM OPERATIONS**

| | 2004 *HK$'000* | 2003 *HK$'000* |
|---|---|---|
| Profit (loss) from operations has been arrived at after charging: | | |
| Auditors' remuneration | 600 | 497 |
| Cost of inventories recognised as expenses | 124,377 | 125,726 |
| Depreciation and amortisation | 23,195 | 17,423 |
| Loss on disposals of property, plant and equipment | – | 96 |
| Staff costs, including directors' emoluments | 74,000 | 76,917 |
| and after crediting: | | |
| Dividend income from listed securities | 1,737 | 2,990 |
| Gain on disposals of property, plant and equipment | 74 | – |
| Interest income on bank deposits | 25 | 1,335 |
| Interest income from an associate | 31 | – |

4. **FINANCE COSTS**

| | 2004 *HK$'000* | 2003 *HK$'000* |
|---|---|---|
| Interest on: | | |
| Bank borrowings wholly repayable within five years | 792 | 388 |
| Bank borrowings not wholly repayable within five years | 2,584 | 1,005 |
| | 3,376 | 1,393 |

5. **INCOME TAX EXPENSE**

| | 2004 *HK$'000* | 2003 *HK$'000* |
|---|---|---|
| The income tax expense comprises: | | |
| Current taxation | | |
| Hong Kong Profits Tax | 1,253 | 7 |
| PRC income tax | – | 598 |
| | 1,253 | 605 |
| Deferred taxation | | |
| Current year | (574) | 586 |
| Attributable to a change in tax rate | 59 | – |
| | (515) | 586 |
| | 738 | 1,191 |

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) on the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balance at 31st March 2004.

No provision for the PRC income tax has been made in the financial statements as the operations in the PRC incurred a tax loss for the year. The PRC income tax for the year ended 31st March, 2003 was calculated at the rate prevailing in the relevant jurisdiction.

6. **DIVIDEND**

| | 2004 *HK$'000* | 2003 *HK$'000* |
|---|---|---|
| Final proposed – HK1 cent per ordinary share (2003: nil) | 10,435 | – |

The final dividend of HK1 cent (2003: nil) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in the general meeting.

7. **EARNINGS (LOSS) PER SHARE**

The calculation of the basic and diluted earnings (loss) per share is based on the following data:

| | 2004 *HK$'000* | 2003 *HK$'000* (Restated) |
|---|---|---|
| Earnings (loss) for the purposes of basic earnings (loss) per share | 54,219 | (23,062) |

| | Number of shares 2004 *'000* | 2003 *'000* |
|---|---|---|
| Number of ordinary shares for the purposes of basic earnings (loss) per share | 1,043,564 | 1,043,564 |

No diluted earnings (loss) per share have been presented for the year as there were no potential dilutive ordinary shares in issue.

## BUSINESS REVIEW AND PROSPECTS

### Review of Operations

For the year ended 31st March 2004, the Group registered a turnover of HK$308 million. Excluding approximately HK$14 million rental income generated from the investment properties, turnover of Liquid Crystal Displays ("LCD") and other products recorded HK$294 million (2003: HK$268 million) representing a 10% growth. Gross profit uplifted from HK$22 million to HK$37 million (excluding rental income). Taking into account the realized and unrealized gain in investments in trading securities and the rental income from investment properties, the total profit for the year amounted to HK$54 million (2003: loss of HK$23 million).

Throughout the year, the Group operated in a highly competitive market. The outbreak of SARS between March and June of year 2003 not only cut back the demand of the customers but also crippled the Group's marketing activities. With the increase of new suppliers, the selling price of LCD products continued to be under pressure throughout the year. Nevertheless, the Group managed to increase the gross profit margin by various means including yield improvement scheme, new product introduction and tightening material control.

The Group recorded a realized gain of approximately HK$18 million and an unrealized gain of approximately HK$23 million on the investments in trading securities for the year ended 31st March, 2004. The investment property ("Property") now held for long term investment purpose by the Group is providing a stable source of income. It contributed rental income of approximately HK$14 million during the year. Further, according to professional valuation, the market value of the Property increased by $62 million during the year.

In January 2004, the Group has acquired effectively a 34.45% interest in Beijing Visionox Technology Company Limited ("Visionox"), a company based in Beijing. Worth special mentioning is that Tsinghua Holdings Company Limited, which in turn is 100% owned by the Tsinghua University Enterprise Group, holds 15.53% of Visionox. The principal activities of Visionox are development, manufacture and marketing of Organic Light Emitted Display ("OLED"). OLED is a new generation of flat panel display and is recognized as an innovation in display technology and will be widely applied in the telecommunication, audio-video and instrument devices. The Group's investment in Visionox will provide a platform for extending its future growth in color and high performance display devices.

### Prospects

Looking forward, the Group has well-positioned itself to face the prevailing challenges. The Group is committed to becoming a global supplier of display devices by leveraging on its strong marketing team and through continuous investment in hardware equipment and human talents. Being one of the major LCD suppliers in the world, the Group now possesses the capability to deliver a wider range of display-related products including TN, HTN, STN and LCM products. In addition, the Group's investment in Visionox, as mentioned above, will pave the way for a more long term development of the Group in the flat panel display industry.

### Liquidity and Capital Resources

During the year, the Group invested a total of HK$88 million for acquisitions of interests in associates and fixed assets such as plant and equipment. The above-said expenditures were mainly financed by internal operating funds and proceeds from disposal of investments in securities. As a result, its bank balances and cash decreased from HK$16 million to HK$10 million. The Group's current ratio and quick ratio were 2.2 times (2003: 2.3 times) and 1.5 times (2003: 1.5 times) respectively. A sound liquidity position is consistently maintained.

As at 31st March, 2004, the Group had total assets of HK$700 million which were financed by liabilities of HK$245 million and shareholders' equity of HK$455 million.

The Group had banking facilities amounted to HK$317 million of which HK$161 million were utilized; HK$113 million related to financing acquisition of the Property and balance of HK$48 million were for working capital of the Group.

The gearing ratio, as a ratio of bank borrowings to net worth, stood at 35 % at the end of the year.

The Group did not have any material exposure to fluctuation in exchange rates.

### Employment and Remuneration Policy

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

## DIVIDEND

The Board of Directors have resolved to recommend the payment of a final dividend of HK1 cent per share (2003: nil) for the year ended 31st March, 2004 subject to approval of the shareholders of the Company (the "Shareholders") at the forthcoming Annual General Meeting. The final dividend will be paid on or about 15th September, 2004 to Shareholders whose names appear on the register

utilized; HK$113 million related to financing acquisition of the Property and balance of HK$48 million were for working capital of the Group.

The gearing ratio, as a ratio of bank borrowings to net worth, stood at 35 % at the end of the year.

The Group did not have any material exposure to fluctuation in exchange rates.

**Employment and Remuneration Policy**

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

## DIVIDEND

The Board of Directors have resolved to recommend the payment of a final dividend of HK1 cent per share (2003: nil) for the year ended 31st March, 2004 subject to approval of the shareholders of the Company (the "Shareholders") at the forthcoming Annual General Meeting. The final dividend will be paid on or about 15th September, 2004 to Shareholders whose names appear on the register of members of the Company at the close of business on 27th August, 2004.

## PLEDGE OF ASSETS

At 31st March, 2004, certain of the Group's investment properties with a carrying value of HK$254,000,000 (2003: HK$192,100,000) were pledged to a bank to secure banking facilities granted to the Group.

## CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 23rd August, 2004 to 27th August, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the Annual General Meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's Share Registrar in Hong Kong, Secretaries Limited at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 20th August, 2004.

## CODE OF BEST PRACTICE

The Company has compiled throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

## AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the financial statements of the Group for the year ended 31st March, 2004.

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of shares or other listed securities of the Company or by any of its subsidiaries during the year.

## PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by the Listing Rules will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the Board comprises Mr. Fang Hung, Kenneth, JP and Mr. Li Kwok Wai, Frankie as executive directors and Mr. Tien Pei Chun, James, GBS, JP, Mr. Chu Chi Wai, Allan and Mr. Lau Yuen Sun, Adrian as independent non-executive directors.

By order of the Board
**Kevin Lau**
*Company Secretary*

Hong Kong, 15th July, 2004

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED
# 億都（國際控股）有限公司

*（於百慕達註冊成立之有限公司）*
（股份代號：259）

## 截至二零零四年三月三十一日止年度
## 業績公佈

億都（國際控股）有限公司（「本公司」）董事會公佈本公司及其附屬公司（「本集團」）截至二零零四年三月三十一日止年度之經審核綜合業績如下：

### 綜合收益表

| | 附註 | 截至三月三十一日止年度<br>二零零四年<br>千港元 | <br>二零零三年<br>千港元<br>（重列） |
|---|---|---|---|
| 營業額 | 2 | 308,187 | 273,181 |
| 銷售成本 | | (257,066) | (245,913) |
| 毛利 | | 51,121 | 27,268 |
| 其他經營收入 | | 4,369 | 7,293 |
| 投資物業重估增值 | | 608 | 520 |
| 銷售及分銷開支 | | (12,607) | (9,381) |
| 行政開支 | | (24,920) | (28,414) |
| 出售投資買賣證券之收益 | | 17,899 | – |
| 投資買賣證券之未變現收益（虧損） | | 22,682 | (17,334) |
| 會所債券之減值虧損 | | – | (500) |
| 經營溢利（虧損） | 3 | 59,152 | (20,548) |
| 融資成本 | 4 | (3,376) | (1,393) |
| 分佔聯營公司業績 | | (819) | – |
| 出售附屬公司之收益 | | – | 70 |
| 除税前溢利（虧損） | | 54,957 | (21,871) |
| 所得税開支 | 5 | (738) | (1,191) |
| 本年度溢利（虧損） | | 54,219 | (23,062) |
| 股息 | 6 | 10,435 | – |
| 每股盈利（虧損）<br>基本 | 7 | 5.20仙 | (2.21仙) |

*附註：*

1. 採納香港財務報告準則

於本年度，本集團首次採用以下由香港會計師公會頒佈之香港財務報告標準。該標準包括會計實務準則及由香港會計師公會通過之解釋。

會計實務準則第12號（經修訂） 所得税

本年度內，集團採立會計實務準則第十二號（經修訂）「所得税」。該準則主要影響遞延税項。於過往期間，遞延税項乃按收益表負債法作部份撥備，即由於時差所產生之税項（除那些預期不會於可預見將來回撥之時差外）均會被確認為負債。會計實務準則第十二號（經修訂）要求企業採用資產負債表負債法，即將所有在財務報告之資產及負債的賬面值與其相關之税基兩者的短暫差異（除有限例子外）確認為遞延税項。會計實務準則第十二號（經修訂）並無過渡條款，該新會計政策已被追溯應用。二零零三年的比較數字已相應地重新列報。基於此項政策改變，二零零三年四月一日之承前虧絀結餘增加635,000港元（二零零二年四月一日之保留溢利減少49,000港元），而截至二零零四年三月三十一日止年度之溢利則增加515,000港元（截至二零零三年三月三十一日止年度之虧損增加586,000港元）。

2. 按業務及地區劃分之分類資料

業務分類

在管理方面，本集團分為三個營業部門－液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

本集團主要業務如下：

| | | |
|---|---|---|
| 液晶體顯示器 | － | 製造及銷售液晶體顯示器 |
| 持有投資物業 | － | 根據經營租賃持有投資物業 |
| 其他 | － | 製造及銷售除液晶體顯示器以外的產品 |

該等業務之分類資料如下：

5. 所得税開支

| | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|
| 所得税支出包括： | | |
| 本期税項 | | |
| 香港利得税 | 1,253 | 7 |
| 中國所得税 | – | 598 |
| | 1,253 | 605 |
| 遞延税項： | | |
| 本年度 | (574) | 586 |
| 税率調整之影響 | 59 | – |
| | (515) | 586 |
| | 738 | 1,191 |

香港利得税根據本年度估計應課税溢利按税率17.5%（二零零三年：16%）計算。於二零零三年六月，香港利得税率自二零零三／二零零四年度評税年度起由16%調高至17.5%。二零零四年三月三十一日之本期及遞延税項之計算結果已包括税率增加之影響。

由於本年度中國業務錄得税務虧損，故並無在財務報表內就中國所得税作出撥備。截至二零零三年三月三十一日止年度之中國所得税撥備，乃按照有關司法權區當年税率計算。

6. 股息

| | 二零零四年<br>千港元 | 二零零三年<br>千港元 |
|---|---|---|
| 建議末期股息<br>－每股普通股1港仙<br>（二零零三年：無） | 10,435 | – |

董事建議派發末期股息每股1港仙（二零零三年：無），惟有待股東在股東大會批准。

7. 每股盈利（虧損）

每股基本及攤薄盈利（虧損）乃根據下列數據計算：

| | 二零零四年<br>千港元 | 二零零三年<br>千港元<br>（重列） |
|---|---|---|
| 計算每股基本盈利（虧損）之盈利（虧損） | 54,219 | (23,062) |

| | 股數<br>二零零四年<br>千股 | <br>二零零三年<br>千股 |
|---|---|---|
| 計算每股基本盈利（虧損）之普通股數目 | 1,043,564 | 1,043,564 |

由於並無潛在攤薄已發行普通股，故並無呈列本年度每股攤薄盈利（虧損）。

### 業務回顧及前景

#### 業務回顧

截至二零零四年三月三十一日止年度，本集團錄得營業額308,000,000港元。不計投資物業所得租金收入約14,000,000港元，則液晶顯示器及其他產品之營業額為294,000,000港元（二零零三年：268,000,000港元），較去年增加10%。不計租金收入之毛利由22,000,000港元增至37,000,000港元。計入投資買賣證券已變現與未變現收益及投資物業所得租金收入後，本年度溢利總額為54,000,000港元（二零零三年：虧損23,000,000港元）。

本年度，本集團經營之市場一直激烈競爭。二零零三年三月至六月爆發沙士，不但使客戶需求減少，亦阻礙本集團市場推廣活動之推行。加上有不少新供應商加入，液晶顯示器產品之售價全年持續受壓。然而，本集團藉著實施產益提升計劃、推出新產品及收緊物料監控，依然能夠成功提高毛利。

本集團於截至二零零四年三月三十一日止年度錄得投資買賣證券已變現與未變現收益分別約18,000,000港元及23,000,000港元。本集團現持有作長期投資之投資物業（「物業」），為本集

該等業務之分類資料如下：

二零零四年

| | 液晶體顯示器 千港元 | 持有投資物業 千港元 | 其他 千港元 | 合計 千港元 |
|---|---|---|---|---|
| 分類收入 | | | | |
| 對外銷售 | 277,465 | – | 16,231 | 293,696 |
| 租金收入 | – | 14,491 | – | 14,491 |
| | 277,465 | 14,491 | 16,231 | 308,187 |
| 業績 | | | | |
| 分類業績 | 11,957 | 12,172 | (1,135) | 22,994 |
| 股息收入 | | | | 1,737 |
| 利息收入 | | | | 56 |
| 出售投資買賣證券之收益 | | | | 17,899 |
| 投資買賣證券之未變現收益 | | | | 22,682 |
| 未分配之公司開支 | | | | (6,216) |
| 經營溢利 | | | | 59,152 |
| 融資成本 | | | | (3,376) |
| 分佔聯營公司業績 | | | | (819) |
| 除稅前溢利 | | | | 54,957 |
| 所得稅開支 | | | | (738) |
| 本年度溢利 | | | | 54,219 |

二零零三年

| | 液晶體顯示器 千港元 | 持有投資物業 千港元 | 其他 千港元 | 合計 千港元 (重列) |
|---|---|---|---|---|
| 分類收入 | | | | |
| 對外銷售 | 251,735 | – | 16,515 | 268,250 |
| 租金收入 | – | 4,931 | – | 4,931 |
| | 251,735 | 4,931 | 16,515 | 273,181 |
| 業績 | | | | |
| 分類業績 | (6,727) | 5,386 | 337 | (1,004) |
| 股息收入 | | | | 2,990 |
| 利息收入 | | | | 1,335 |
| 買賣證券投資之未變現虧損 | | | | (17,334) |
| 會所債券之減值虧損 | | | | (500) |
| 未分配之公司開支 | | | | (6,035) |
| 經營虧損 | | | | (20,548) |
| 融資成本 | | | | (1,393) |
| 出售附屬公司之收益 | | | | 70 |
| 除稅前虧損 | | | | (21,871) |
| 所得稅開支 | | | | (1,191) |
| 本年度虧損 | | | | (23,062) |

地區分類

本集團之業務主要位於香港及中國其他地區。下表為按地區市場分析之本集團營業額（不論商品或服務之來源地）。

| | 按地區市場分析之營業額 二零零四年 千港元 | 二零零三年 千港元 |
|---|---|---|
| 中國香港 | 266,866 | 230,455 |
| 中國其他地區 | 17,599 | 26,545 |
| 其他國家 | 23,722 | 16,181 |
| | 308,187 | 273,181 |

3. 經營溢利（虧損）

| | 二零零四年 千港元 | 二零零三年 千港元 |
|---|---|---|
| 經營溢利（虧損）經扣除下列各項： | | |
| 核數師酬金 | 600 | 497 |
| 已確認為開支之存貨成本 | 124,377 | 125,726 |
| 折舊及攤銷 | 23,195 | 17,423 |
| 出售物業、廠房及設備之虧損 | – | 96 |
| 員工成本，包括董事酬金 | 74,000 | 76,917 |
| 扣除計入後： | | |
| 上市證券股息收入 | 1,737 | 2,990 |
| 出售物業、廠房及設備之收益 | 74 | – |
| 銀行存款利息收入 | 25 | 1,335 |
| 來自聯營公司利息收入 | 31 | – |

4. 融資成本

| | 二零零四年 千港元 | 二零零三年 千港元 |
|---|---|---|
| 利息： | | |
| 須於五年內全數償還之銀行借款 | 792 | 388 |
| 毋須於五年內全數償還之銀行借款 | 2,584 | 1,005 |

證券已變現與未變現收益分別約16,000,000港元及23,000,000港元。本集團現持有作長期投資之投資物業（「物業」），為本集團提供穩定收入。年內，所得租金收入約14,000,000港元。此外，根據專業估值，該物業之市值出現增值約62,000,000港元。

本集團於二零零四年一月底購入以北京為基地之北京維信諾科技有限公司（「維信諾」）34.45%實際權益。特別一提，由清華大學企業集團全資擁有之清華控股有限公司持有維信諾其中15.53%權益。維信諾之主要業務為開發、生產及推銷有機電激發光顯示器（「OLED」）。OLED為新一代平面顯示器，被公認為創新顯示器技術，預期將廣泛應用於電訊、影音設備及各類儀器。本集團投資維信諾將有助將業務擴展至高效能及彩色顯示產品市場。

**前景**

展望未來，本集團已作好準備，克服面前挑戰。本集團矢志成為世界級顯示器供應商，將借助本身之強大銷售隊伍；以及透過不斷投資硬件設備及培育人才，達成目標。作為全球主要液晶顯示器供應商之一，本集團實力充足，可提供包括TN、HTN、STN及LCM產品等各類顯示器相關產品。此外，上文所述本集團投資維信諾有利於本集團在平面顯示器行業長期發展。

**流動資金及資本來源**

年內，本集團投資共88,000,000港元收購於聯營公司之權益及廠房與設備等固定資產。上述開支主要由內部營運資金及出售上市證券投資所得款項撥付。因此，本集團之銀行結餘及現金由16,000,000港元減至10,000,000港元。本集團之流動比率及速動比率分別為2.2倍（二零零三年：2.3倍）及1.5倍（二零零三年：1.5倍）。流動資金狀況仍然穩健。

於二零零四年三月三十一日，本集團持有總資產700,000,000港元，資金來自負債245,000,000港元及股東資金455,000,000港元。

本集團有銀行信貸額317,000,000港元，已動用其中161,000,000港元；113,000,000港元用作購買投資物業及其餘48,000,000港元用作本集團之營運資金。

年終之負債比率（即銀行借貸與資產淨值之比率）為35%。

本集團並無面對任何重大匯率波動風險。

**僱員及酬金政策**

本集團員工之薪酬政策及待遇乃參考市場條款及行業慣例而釐定。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

## 股息

董事會已議決派發截至二零零四年三月三十一日止年度之末期股息每股1港仙（二零零三年：無），惟有待本公司股東（「股東」）在應屆股東周年大會上批准。末期股息將約於二零零四年九月十五日派發予二零零四年八月二十七日辦公時間結束時名列本公司股東名冊之股東。

## 資產抵押

二零零四年三月三十一日，本集團賬面值254,000,000港元（二零零三年：192,100,000港元）之若干投資物業，已抵押予銀行作為本集團所獲授銀行信貸之擔保。

## 暫停辦理股份過戶登記

本公司將於二零零四年八月二十三日至二零零四年八月二十七日期間（包括首尾兩天）暫停辦理股東登記，期間不會登記任何股份轉讓事宜。為取得於股東周年大會批准之末期股息，所有填妥之轉讓表格連同相關股票，必須於二零零四年八月二十日下午四時正前送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

## 最佳應用守則

本公司之非執行董事並非按指定任期委任，惟彼等須根據本公司之公司細則在本公司股東周年大會輪流退任重選。除此之外，本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

## 審核委員會

審核委員會與管理層已審閱本集團所採納之會計政策及處理方法，並且討論有關核數、內部監控及財務報告等事宜，包括審閱本集團截至二零零四年三月三十一日止年度之財務報表。

## 買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

## 在聯交所網站公佈年度業績

詳細之業績將於稍後在聯交所網站刊登，其中包括上市規則規定刊載之所有資料。

於本公佈日期，董事會成員包括執行董事方鏗太平紳士及李國偉先生與獨立非執行董事田北俊太平紳士、朱知偉先生及劉源新先生。

承董事會命
公司秘書

# YEEBO (INTERNATIONAL HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 259)**

## RESIGNATION OF EXECUTIVE DIRECTOR AND COMPANY SECRETARY AND APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND COMPANY SECRETARY

The Board of Directors (the "Board") of Yeebo (International Holdings) Limited (the "Company") hereby announces that Mr. Lam Kam Cheung ("Mr. Lam") resigned as executive director and company secretary of the Company with effect from 13th May, 2004 for personal reasons.

The Board would like to take this opportunity to thank Mr. Lam for his invaluable contribution to the Company during his service with the Company. The resignation of Mr. Lam will not have any significant impact on the operations of the Group.

Mr. Lam has confirmed to the Board that there is no other matter relating to his resignation that needs to be brought to the attention of shareholders of the Company.

The Company also announces that Mr. Lau Yuen Sun, Adrian ("Mr. Adrian Lau") has been appointed as independent non-executive director of the Company and Mr. Lau Siu Ki, Kevin ("Mr. Kevin Lau") has been appointed as company secretary of the Company with effect from 13th May, 2004.

Mr. Adrian Lau, aged 49, holds a Bachelor Degree in Commerce from the University of Windsor, Canada and has years of experience in banking and investment. He had worked for the National Bank of Canada as the vice president of Asia region as well as the general manager of the Hong Kong branch from September 1994 to December 1996. He had also served directorships in various listed companies in Hong Kong including Qualipak International Holdings Limited as independent director from June 1998 to June 1999, 139 Holdings Limited as executive director from August 1998 to March 2002, Silvernet Group Limited (company name changed to Enerchina Holdings Limited) as independent director from February 2001 to June 2002. He is currently an executive director of Poly Investments Holdings Limited and joined Poly Investments Holdings Limited in July 2002.

Mr. Adrian Lau's service contract did not provide for a specified length of service period and his emoluments (including bonus) would be HK$100,000 per annum. He does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the Board comprises Mr. Fang Hung, Kenneth, JP and Mr. Li Kwok Wai, Frankie as executive directors and Mr. Tien Pei Chun, James, GBS, JP, Mr. Chu Chi Wai, Allan and Mr. Lau Yuen Sun, Adrian as independent non-executive directors.

Mr. Kevin Lau is a Hong Kong resident. He graduated from the Hong Kong Polytechnic and is a fellow member of both the Association of Chartered Certified Accounts ("ACCA") as well as the Hong Kong Society of Accountants. He is now a member of the Council of ACCA. He has also served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for 2000/2001.

The Company would like to take this opportunity to welcome Mr. Adrian Lau and Mr. Kevin Lau to join the Company.

By Order of the Board
**Frankie Li**
*Director*

Hong Kong, 13th May, 2004

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司
（於百慕達註冊成立之有限公司）
（股份代號：259）

## 執行董事及公司秘書之離任
## 及
## 獨立非執行董事及公司秘書之委任

億都（國際控股）有限公司（「本公司」）董事會（「董事會」）宣佈，林錦祥先生（「林先生」）因個人理由，於二零零四年五月十三日辭任本公司執行董事及公司秘書職務。

林先生於任內對本公司所作出的寶貴貢獻，董事會謹此致謝。林先生之辭任將對本集團的運作並沒有重大影響。

林先生向董事會確認，彼認為並沒有任何需要就彼之辭任向股東交代之有關聯事項。

本公司同時宣佈，劉源新先生獲委任為本公司獨立非執行董事，劉紹基先生獲委任為本公司公司秘書，由二零零四年五月十三日起生效。

劉源新先生，49歲，持有加拿大University of Windsor商業學士學位，並於銀行及投資方面累積多年經驗。彼於一九九四年九月至一九九六年十二月曾出任加拿大國家銀行亞洲區副總裁及香港分行總經理。彼亦曾出任香港多家上市公司董事，包括於一九九八年六月至一九九九年六月出任確利達國際控股有限公司獨立董事，於一九九八年八月至二零零二年三月出任139控股有限公司執行董事，於二零零一年二月至二零零二年六月出任銀網集團有限公司（現公司名稱更改為Enerchia Holdings Limited）獨立董事，彼於二零零二年七月加入保興投資控股有限公司並出任保興投資控股有限公司執行董事。

委任劉源新先生的合同沒有註明委任期限。酬金（包括花紅）為每年100,000港元。彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。按證券及期貨條例15條，彼沒有持有本公司任何股份之權益。

於本公佈日期，本公司董事會由執行董事方鏗太平紳士及李國偉先生，獨立非執行董事田北俊太平紳士，GBS、朱知偉先生及劉源新先生組成。

劉紹基先生為香港居民，畢業於香港理工學院，現為特許公認會計師公會（「ACCA」）及香港會計師公會資深會員。現任ACCA總會理事會會成員。彼自一九九五年起擔任ACCA香港分會的幹事會成員，並為二零零零／二零零一年度ACCA香港分會會長。

本公司謹此歡迎劉源新先生及劉紹基先生加入本公司。

承董事會命
董事
李國偉

香港，二零零四年五月十三日